UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: December 7, 2022

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Partners L.P. Registration Statement on Form F-3, File No. 333-237934.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2022 and 2021 of Navios Maritime Partners L.P. (referred to herein as “we”, “us”, “Company” or “Navios Partners”). All of the financial statements have been stated in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2021 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) on April 12, 2022.

This Report contains and will contain forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, TCE rates and Navios Partners’cash flow generation, future contracted revenues, future distributions and its ability to make distributions going forward, opportunities to reinvest cash accretively in a fleet renewal program or otherwise, potential capital gains, its ability to take advantage of dislocation in the market and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters and Navios Partners’ ability to refinance its debt on attractive terms, or at all. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Navios Partners at the time these statements were made. Although Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, risks relating to: global and regional economic and political conditions including global economic activity, demand for seaborne transportation of the products we ship, the ability and willingness of charterers to fulfill their obligations to us and prevailing charter rates, the economic condition of the markets in which we operate, shipyards performing scrubber installations, construction of newbuilding vessels, drydocking and repairs, changing vessel crews and availability of financing, potential disruption of shipping routes due to accidents, wars, sanctions, diseases, pandemics, political events, piracy or acts by terrorists; uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles, our continued ability to enter into long- term time charters, our ability to maximize the use of our vessels, , expected demand in the dry and liquid cargo shipping sectors in general and the demand for our drybulk, containerships and tanker vessels in particular,, fluctuations in charter rates for drybulk, containerships and tanker vessels, the aging of our fleet and resultant increases in operation costs, the loss of any customer or charter or vessel, the financial condition of our customers, changes in the availability and costs of funding due to conditions in the bank market, capital markets an dother factors, increase in costs and expenses, includint but not limited to: crew, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business,general domestic and international political conditions, competitive factos in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Partners’ filings with he Securities and Exchange Commission, including its Form 20-F and Form 6-K. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Partners makes no prediction or statement about the performance of its common units.

Recent Developments

Fleet Developments

•	Acquisition of Two 115,000 dwt Aframax/LR2 Newbuilding Vessels in November 2022

Following the acquisition of four 115,000 dwt Aframax/LR2 newbuilding vessels in April 2022, Navios Partners agreed in November 2022 to acquire two additional 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $60.5 million each (plus $4.2 million in additional features). An investment grade counterparty has the option to charter both vessels for a five-year period at a rate of $27,798 net per day. The option can be exercised in the fourth quarter of 2022. The charterer has also an option to extend each of the charters for five further one-year options at rates increasing by $1,234 per day each year. The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2025. The closing of the transaction is subject to completion of customary documentation, including the issuance of refund guarantees.

•	Acquisition of Two Japanese-built Drybulk Vessels for $91.3 million

In September 2022, Navios Partners agreed to acquire one newbuilding Capesize vessel and one 2016-built Kamsarmax vessel of 84,852 dwt for an aggregate implied purchase price of $91.3 million from an unrelated third party. The Capesize vessel is expected to be delivered into Navios Partners’ fleet during the first half of 2023. The Kamsarmax vessel is expected to be delivered into Navios Partners’ fleet in December 2022.

•	Delivery of Vessel

On November 17, 2022, Navios Partners took delivery of the Navios Azalea, a 2022-built Capesize vessel of 182,064 dwt.

•	Sale of Vessels

On December 5, 2022, Navios Partners agreed to sell the Nave Cosmos, a 2010-built tanker vessel of 25,130 dwt, to an unrelated third party, for a sales price of $13.6 million. The sale is expected to be completed in the first quarter of 2023.

On December 5, 2022, Navios Partners agreed to sell the Nave Polaris, a 2011-built tanker vessel of 25,145 dwt, to an unrelated third party, for a sales price of $14.7 million. The sale is expected to be completed in the first quarter of 2023.

On December 1, 2022, Navios Partners agreed to sell the Star N, a 2009-built tanker vessel of 37,836 dwt, to an unrelated third party, for a sales price of $18.1 million. The sale is expected to be completed in the first quarter of 2023.

On November 30, 2022, Navios Partners agreed to sell the Nave Dorado, a 2005-built tanker vessel of 47,999 dwt, to an unrelated third party, for a sales price of $15.6 million. The sale is expected to be completed in the first quarter of 2023.

On November 24, 2022, Navios Partners agreed to sell the Perseus N, a 2009-built tanker vessel of 36,264 dwt, to an unrelated third party, for a sales price of $18.5 million. The sale is expected to be completed in the fourth quarter of 2022.

On October 25, 2022, Navios Partners agreed to sell the Navios Alegria, a 2004-built Panamax vessel of 76,466 dwt to an unrelated third party, for a sales price of $11.0 million. The sale was completed on November 14, 2022.

On October 11, 2022, Navios Partners agreed to sell the Navios Symmetry, a 2006-built Panamax vessel of 74,381 dwt to an unrelated third party, for a sales price of $11.7 million. The sale was completed on October 25, 2022.

Financing Update

In October 2022, Navios Partners completed a $100.0 million sale and leaseback transaction, with an unrelated third party, in order to refinance the existing indebtedness of 12 Containerships. The sale and leaseback transaction matures in the first quarter of 2026 and bears interest at Secured Overnight Financing Rate (“SOFR”) plus 210 bps per annum.

On September 30, 2022, Navios Partners entered into a new credit facility with a commercial bank for a total amount up to $86.2 million in order to finance the acquisition of two newbuilding 5,300 TEU containerships. The credit facility matures seven years after the drawdown date and bears interest at SOFR plus 200 bps per annum.

In September 2022, Navios Partners agreed to enter into $84.5 million bareboat contracts under which one newbuilding Capesize vessel and one 2016-built Kamsarmax vessel will be chartered-in. The bareboat contract for the newbuilding Capesize vessel has a duration of 15 years and an implied fixed interest rate of approximately 5.5%. Navios Partners has the option to acquire the Capesize vessel starting at the end of year four until the end of the charter period. The bareboat contract for the 2016-built Kamsarmax vessel matures ten years after the drawdown date and bears interest at 1M ICE LIBOR plus 200 bps per annum.

Overview

We are an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. Olympos Maritime Ltd. is our general partner (the “General Partner”).

As of November 30, 2022, there were 30,184,388 outstanding common units and 622,296 general partnership units. Navios Maritime Holdings Inc. (“Navios Holdings”) currently owns an approximately 10.3% ownership interest in Navios Partners and the General Partner currently owns an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partner units.

Fleet

Navios Partners’ fleet consists of 87 Drybulk vessels, 47 Containerships and 51 Tanker vessels, including three newbuilding Capesize chartered-in vessels under bareboat contracts expected to be delivered by the first half of 2023, one newbuilding Panamax vessel expected to be delivered by the first half of 2023, six newbuilding Aframax/LR2 vessels expected to be delivered in 2024 and by the first half of 2025, 12 newbuilding Containerships expected to be delivered by the second half of 2023 and in 2024, one secondhand Kamsarmax vessel expected to be delivered in December 2022, and five tankers agreed to be sold and expected to be delivered in the fourth quarter of 2022 and first quarter of 2023.

We generate revenues by charging our customers for the use of our vessels to transport their dry cargo commodities, containers, crude oil, refined petroleum products and/or bulk liquid chemicals. From time to time, we operate vessels in the spot market until the vessels have been chartered out under short, medium and long-term charters.

The following table provides summary information about our fleet as of November 25, 2022:

Owned Drybulk Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Amaryllis	Ultra-Handymax	2008	58,735	$6,650	No	Dec-22
Navios Christine B	Ultra-Handymax	2009	58,058	—	100.0% average BSI 58 10TC	Jul-23
Navios Celestial	Ultra-Handymax	2009	58,063	$11,400	No	Sep-23
Navios Vega	Ultra-Handymax	2009	58,792	—	100.0% average BSI 58 10TC	Feb-23
Serenitas N	Ultra-Handymax	2011	56,644	—	99.0% average BSI 58 10TC	Jan-23
Navios La Paix	Ultra-Handymax	2014	61,485	—	111% average BSI 58 10TC	Apr-23
Navios Hyperion	Panamax	2004	75,707	$19,000	No	Nov-23
Navios Anthos	Panamax	2004	75,798	$9,500	No	Dec-22
Navios Orbiter	Panamax	2004	76,602	—	100.0% average BPI 4TC	Sep-23
Navios Hope	Panamax	2005	75,397	—	100.0% average BPI 4TC	Jun-24
Navios Taurus	Panamax	2005	76,596	—	100.0% average BPI 4TC	Mar-23
Navios Sun	Panamax	2005	76,619	—	100.0% average BPI 4TC	Jan-23
Navios Asteriks(5)	Panamax	2005	76,801	$16,651 $11,550 —	No No 100.0% average BPI 4TC	Dec-22 Mar-23 Sep-23
Navios Helios	Panamax	2005	77,075	$16,363 $11,694 —	No No 100.0% average BPI 4TC	Dec-22 Mar-23 Jan-24
Navios Apollon I	Panamax	2005	87,052	—	105.0% average BPI 4TC	Jul-23
N Amalthia	Panamax	2006	75,318	—	92.0% average BPI 82	Jan-23
Navios Sagittarius	Panamax	2006	75,756	— $11,165 —	100.0% average BPI 4TC No 100.0% average BPI 4TC	Dec-22 Mar-23 Sep—23
Navios Galileo	Panamax	2006	76,596	—	101.0% average BPI 4TC	Apr-23
N Bonanza	Panamax	2006	76,596	$15,881 —	No 100.0% average BPI 4TC	Dec-22 Apr-24
Navios Harmony	Panamax	2006	82,790	—	No	Spot
Navios Libertas	Panamax	2007	75,511	$11,875	No	Dec-22
Navios Prosperity I	Panamax	2007	75,527	$9,500	No	Dec-22
Copernicus N	Panamax	2010	93,062	—	107.0% average BPI 4TC	Sep-23
Unity N	Panamax	2011	79,642	—	100.0% average BPI 4TC	Feb-23
Odysseus N	Panamax	2011	79,642	$15,753 —	No 100.5% average BPI 4TC	Dec-22 Feb-23
Rainbow N	Panamax	2011	79,642	— $10,735 —	100.0% average BPI 4TC No 100.0% average BPI 4TC	Dec-22 Mar-23 Aug-23
Jupiter N	Post-Panamax	2011	93,062	—	108.0% average BPI 4TC	Dec-22
Navios Avior	Panamax	2012	81,355	$17,894 $11,814 —	No No 100.0% average BPI 82	Dec-22 Mar-23 Apr-23
Navios Centaurus	Panamax	2012	81,472	$17,114 $11,836 —	No No 101.0% average BPI 82	Dec-22 Mar-23 Aug-23
Navios Victory	Panamax	2014	77,095	—	106.75% average BPI 4TC	Oct-23
Navios Sphera	Panamax	2016	84,872	$19,060 —	No 108.0% average BPI 82	Dec-22 Feb-23
Navios Sky(5)	Kamsarmax	2015	82,056	$18,763	No	Jan-23
Navios Uranus(23)	Kamsarmax	2019	81,821	$20,900	No	Feb-23
Navios Herakles I(23)	Kamsarmax	2019	82,036	$20,251 $14,897 —	No No 115% average BPI 82	Dec-22 Mar-23 Aug-23
Navios Galaxy II(23)	Kamsarmax	2020	81,789	$13,419 —	No 125.0% average BPI 4TC	Dec-22 Jan-23
Navios Felicity I(23)	Kamsarmax	2020	81,962	$31,825	No	Jan-23
Navios Magellan II(23)	Kamsarmax	2020	82,037	$16,281 —	No 124.375% average BPI 4TC	Dec-22 Jan-23
Navios Primavera(5)	Panamax	2022	82,003	$16,802 $14,807 —	No No 112.0% average BPI 82	Dec-22 Mar-23 Jul-23
Navios Beaufiks(5)	Capesize	2004	180,310	$22,563	No	Sep-23

Navios Fantastiks(5)	Capesize	2005	180,265	$21,650	No	Mar-23
Navios Stellar(5)	Capesize	2009	169,001	—	95.75% average BCI 5TC	Mar-23
Navios Aurora II	Capesize	2009	169,031	—	99.0% average BCI 5TC	Apr-23
Navios Happiness	Capesize	2009	180,022	—	100.5% average BCI 5TC	Dec-22
Navios Bonavis(5)	Capesize	2009	180,022	—	101.5% average BCI 5TC	Mar-23
Navios Phoenix(5)	Capesize	2009	180,242	$14,669 —	No 100.0% average BCI 5TC + $2,000 per day	Dec-22 Jan-24
Navios Sol(5)	Capesize	2009	180,274	$13,846 —	No 110.0% average BCI 5TC	Dec-22 Mar-23
Navios Lumen(5)	Capesize	2009	180,661	—	105.0% average BCI 5TC	Dec-22
Navios Pollux(5)	Capesize	2009	180,727	—	100.0% of pool earnings	Jan-23
Navios Antares(5)	Capesize	2010	169,059	—	95.75% average BCI 5TC	Feb-23
Navios Symphony	Capesize	2010	178,132	—	97.0% average BCI 5TC	Jan-23
Navios Melodia	Capesize	2010	179,132	—	105.0% average BCI 5TC	Feb-23
Navios Luz	Capesize	2010	179,144	—	102.0% average BCI 5TC	May-23
Navios Etoile	Capesize	2010	179,234	—	100.0% average BCI 5TC	Mar-23
Navios Buena Ventura	Capesize	2010	179,259	—	100.5% average BCI 5TC	Mar-23
Navios Bonheur	Capesize	2010	179,259	—	100.5% average BCI 5TC	Dec-22
Navios Fulvia	Capesize	2010	179,263	—	100.0% average BCI 5TC	Jan-23
Navios Aster	Capesize	2010	179,314	$27,731 —	No 108.0% average BCI 5TC	Dec-22 Dec-23
Navios Ace(5)	Capesize	2011	179,016	—	107.25% average BCI 5TC	Feb-23
Navios Altamira	Capesize	2011	179,165	—	100.25% average BCI 5TC	Feb-23
Navios Azimuth	Capesize	2011	179,169	—	100.0% average BCI 5TC	Jan-23
Navios Koyo	Capesize	2011	181,415	$14,499 —	No 111.0% average BCI 5TC	Dec-22 Mar-23
Navios Ray(5)	Capesize	2012	179,515	—	102.0% average BCI 5TC	Jan-23
Navios Joy	Capesize	2013	181,389	Freight Voyage	No	Nov-23
Navios Gem	Capesize	2014	181,336	$28,500	No	Jan-23
Navios Canary(5)	Capesize	2015	180,528	—	119.0% average BCI 5TC	Dec-22
Navios Corali(5)	Capesize	2015	181,249	—	132.0% average BCI 5TC	Nov-23
Navios Mars	Capesize	2016	181,259	$17,955 —	No 126.0% average BCI 5TC	Dec-22 Oct-23
Navios Armonia(23)	Capesize	2022	182,079	$20,750	No	Sep-27
Navios Azalea(23)	Capesize	2022	182,064	$19,950	No	Nov-27
Navios Astra(23)	Capesize	2022	182,393	$21,000	No	Sep-27

Owned Containerships	Type	Built	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Summer(5)	Containership	2006	3,450	$45,480 $39,795 $30,320 $20,845 $34,110	No No No No No	May-23 May-24 May-25 May-26 Jul-26
Navios Verano (ex. Matson Oahu)(5)	Containership	2006	3,450	$22,713	No	May-23
Hyundai Hongkong(4)	Containership	2006	6,800	$30,119 $21,083	No No	Dec-23 Dec-28
Hyundai Singapore(4)	Containership	2006	6,800	$30,119 $21,083	No No	Dec-23 Dec-28
Hyundai Busan(4)	Containership	2006	6,800	$30,119 $21,083	No No	Aug-24 Aug-29
Hyundai Shanghai(4)	Containership	2006	6,800	$30,119 $21,083	No No	Aug-24 Aug-29
Hyundai Tokyo(4)	Containership	2006	6,800	$30,119 $21,083	No No	Dec-23 Dec-28
Protostar N	Containership	2007	2,741	$46,556	No	Nov-25
Navios Spring(5)	Containership	2007	3,450	$58,500	No	May-25
Matson Lanai(5)	Containership	2007	4,250	$55,794	No	Jul-25
Navios Indigo(5)	Containership	2007	4,250	$63,375 $43,875 $34,125 $24,375 $41,438	No No No No No	Apr-23 Apr-24 Apr-25 Apr-26 Aug-26
Navios Vermilion(5)	Containership	2007	4,250	$54,313 $45,425 $23,972 $41,722	No No No No	Dec-22 Dec-23 Nov-24 Dec-24
Navios Verde(5)	Containership	2007	4,250	$20,845	No	Jun-23
Navios Amarillo(5)	Containership	2007	4,250	$20,845 $92,381 $63,956 $28,425 $9,475	No No No No No	Jan-23 Jan-24 Jan-25 Jan-26 Jan-28
Navios Azure(5)	Containership	2007	4,250	$22,195	No	May-23
Navios Domino(5)	Containership	2008	4,250	$24,934	No	Jun-23
Navios Delight(5)	Containership	2008	4,250	$45,425	No	Jan-24
Navios Magnolia	Containership	2008	4,730	$45,425 $23,972 $41,722	No No No	Nov-23 Oct-24 Nov-24
Navios Jasmine	Containership	2008	4,730	$21,825 $60,000	No No	Dec-22 Apr-25
Navios Chrysalis	Containership	2008	4,730	$30,083	No	Jul-23
Navios Nerine	Containership	2008	4,730	$45,425 $23,972 $41,722	No No No	Oct-23 Sep-24 Oct-24
Spectrum N	Containership	2009	2,546	$36,538	No	Mar-25
Navios Devotion(5)	Containership	2009	4,250	$63,375 $43,875 $34,125 $24,375 $41,438	No No No No No	Mar-23 Mar-24 Mar-25 Mar-26 Jul-26
Navios Destiny(5)	Containership	2009	4,250	$45,425 $23,972 $41,722	No No No	Nov-23 Oct-24 Nov-24
Navios Lapis	Containership	2009	4,250	$31,353	No	May-23
Navios Tempo	Containership	2009	4,250	$44,438	No	Sep-25
Navios Miami	Containership	2009	4,563	$45,425 $23,972 $41,722	No No No	Nov-23 Oct-24 Nov-24
Navios Dorado	Containership	2010	4,250	$21,676	No	Jun-23
Zim Baltimore	Containership	2010	4,360	$63,375 $43,875 $34,125 $24,375 $41,438	No No No No No	Jan-23 Jan-24 Jan-25 Jan-26 May-26
Bahamas	Containership	2010	4,360	$22,219 $60,000	No No	Dec-22 May-25
Zim Carmel	Containership	2010	4,360	$61,114 $42,164 $32,689 $23,214 $39,795	No No No No No	Apr-23 Apr-24 Apr-25 Apr-26 Jun-26
Navios Unison(5)	Containership	2010	10,000	$26,276	No	Jun-26
Navios Constellation(5)	Containership	2011	10,000	$26,276	No	Jun-26
Fleur N	Containership	2012	2,782	$19,750	No	Mar-24
Ete N	Containership	2012	2,782	$19,750	No	Feb-24

Owned Tanker Vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Profit Sharing Arrangements	Expiration Date(3)
Nave Cosmos(20)	Chemical Tanker	2010	25,130	Floating Rate(6)	No	Feb-23
Nave Polaris(20)	Chemical Tanker	2011	25,145	Floating Rate(6)	No	Feb-23
Hector N	MR1 Product Tanker	2008	38,402	$14,319 $15,306	No No	Jun-23 Oct-23
Perseus N(5) (20)	MR1 Product Tanker	2009	36,264	$12,591	No	Dec-22
Star N(20)	MR1 Product Tanker	2009	37,836	Floating Rate(21)	No	Jan-23
Nave Dorado (20)	MR2 Product Tanker	2005	47,999	$12,838	Yes(8)	Dec-22
Nave Equinox(13)(5)	MR2 Product Tanker	2007	50,922	$20,392	No	Aug-24
Nave Pulsar(5)(22)	MR2 Product Tanker	2007	50,922	$22,713	No	Jan-23
Nave Orbit(12)(5)	MR2 Product Tanker	2009	50,470	$14,418	No	Mar-23
Nave Equator(5)	MR2 Product Tanker	2009	50,542	$23,651	No	Jun-23
Nave Aquila(5)	MR2 Product Tanker	2012	49,991	$27,181	No	Mar-23
Nave Atria(5)(9)	MR2 Product Tanker	2012	49,992	$13,948	No	May-23
Nave Capella(5)	MR2 Product Tanker	2013	49,995	$13,956 $22,138	No No	Jan-23 Jan-25
Nave Alderamin(5)	MR2 Product Tanker	2013	49,998	$22,138	No	Nov-24
Nave Bellatrix(5)	MR2 Product Tanker	2013	49,999	$23,083	No	Jun-23
Nave Orion(5)	MR2 Product Tanker	2013	49,999	$13,956 $22,138	No No	Dec-22 Nov-24
Nave Titan(5)	MR2 Product Tanker	2013	49,999	$13,716	No	Mar-23
Bougainville(5)	MR2 Product Tanker	2013	50,626	Floating Rate(26)	No	May-23
Nave Pyxis(5)	MR2 Product Tanker	2014	49,998	$15,881	No	Feb-23
Nave Luminosity(24)	MR2 Product Tanker	2014	49,999	$14,813 $23,004	No No	Dec-22 Nov-25
Nave Jupiter	MR2 Product Tanker	2014	49,999	$16,491	No	Aug-23
Nave Velocity(11)(5)	MR2 Product Tanker	2015	49,999	$15,553	No	Oct-24
Nave Sextans(5)	MR2 Product Tanker	2015	49,999	$16,844	No	May-23
Nave Ariadne	LR1 Product Tanker	2007	74,671	Floating Rate(15)	No	Feb-23
Nave Cielo	LR1 Product Tanker	2007	74,671	$49,375 $16,335 $26,564	No No No	Dec-22 Sep-23 Nov-23
Aurora N	LR1 Product Tanker	2008	63,495	Floating Rate(15)	No	Feb-23
Lumen N	LR1 Product Tanker	2008	63,599	Floating Rate(15)	No	Feb-23
Nave Andromeda(5)	LR1 Product Tanker	2011	75,000	Floating Rate(16) $28,394	No No	Jan-23 Mar-25
Nave Cetus(5)	LR1 Product Tanker	2012	74,581	$14,138 $16,088	No No	Dec-22 Mar-23
Nave Cassiopeia(5)	LR1 Product Tanker	2012	74,711	Floating Rate(16)	No	Jan-23
Nave Estella(5)	LR1 Product Tanker	2012	75,000	$15,400 $28,394	No No	Dec-22 Dec-24
Nave Rigel	LR1 Product Tanker	2013	74,673	$14,138 $16,088	No No	Dec-22 Mar-23
Nave Atropos(5)	LR1 Product Tanker	2013	74,695	$69,125 $21,971	No No	Dec-22 Oct-24
Nave Photon	VLCC	2008	297,395	—	—	Spot
Nave Galactic	VLCC	2009	297,168	$45,425	No	Sep-23
Nave Spherical	VLCC	2009	297,188	Floating Rate	Yes(18)	Jan-24
Nave Constellation	VLCC	2010	296,988	—	—	Spot
Nave Quasar	VLCC	2010	297,376	$16,788	Yes(19)	Feb-23
Nave Synergy	VLCC	2010	299,973	Freight Voyage	No	Dec-22
Nave Universe	VLCC	2011	297,066	Freight Voyage	No	Dec-22
Nave Buena Suerte	VLCC	2011	297,491	$47,906	Yes(10)	Jun-25

Bareboat-in vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Libra	Panamax	2019	82,011	$19,691 $13,941 —	No No 109.75% average BPI 82	Dec-22 Mar-23 Jun-24
Navios Star	Panamax	2021	81,994	$19,413 $14,119 —	No No 110.0% average BPI 82	Dec-22 Mar-23 Apr-24
Navios Amitie	Panamax	2021	82,002	$19,254 $13,061 —	No No 110.0% average BPI 82	Dec-22 Mar-23 Apr-24
Baghdad(14)	VLCC	2020	313,433	$27,816	No	Sep-30
Nave Electron	VLCC	2021	313,239	$47,906	Yes(10)	Jan-26
Erbil(14)	VLCC	2021	313,486	$27,816	No	Feb-31
Nave Celeste	VLCC	2022	313,418	Floating rate	Yes(17)	Jul-24

Chartered-in vessels	Type	Built	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
Navios Lyra	Handysize	2012	34,718	$8,550 $9,975	No No	Jan-23 Oct-23
Navios Venus	Ultra-Handymax	2015	61,339	$18,050	No	Feb-23
Navios Amber	Kamsarmax	2015	80,994	$17,207 —	No 115.0% average BPI 4TC	Dec-22 Jan-23
Navios Coral	Kamsarmax	2016	84,904	—	108.0% average BPI 82	Feb-24
Navios Citrine	Kamsarmax	2017	81,626	$16,400 —	No 122.0% average BPI 4TC	Dec-22 Feb-23
Navios Dolphin	Kamsarmax	2017	81,630	— $14,013	122.0% average BPI 4TC No	Dec-22 Dec-24
Navios Gemini	Kamsarmax	2018	81,704	$29,838 $14,919	No No	Dec-22 Nov-23
Navios Horizon I	Kamsarmax	2019	81,692	$19,361 $13,335 —	No No 108.5% average BPI 82	Dec-22 Mar-23 Oct-23
Navios Felix	Capesize	2016	181,221	$18,810 —	No 100.0% average BCI 5TC + $4,085 per day	Dec-22 Jan-24

Owned Drybulk Vessels to be Delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN III	Panamax	H1 2023	81,000	—	—	—
TBN XXIII (25)	Kamsarmax	H2 2022	84,852	$14,197	No	Jul-24
TBN I	Capesize	H1 2023	180,000	$19,600	No	Aug-27
TBN IV	Capesize	H1 2023	180,000	$19,550	No	Mar-28
TBN II	Capesize	H1 2023	180,000	—	—	—

Owned Containerships to be Delivered	Type	Delivery Date	Capacity (TEU)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN V	Containership	H2 2023	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Aug-24 Aug-25 Aug-26 Aug-27 Aug-28 Oct-28
TBN VI	Containership	H2 2023	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Nov-24 Nov-25 Nov-26 Nov-27 Nov-28 Jan-29
TBN XI	Containership	H2 2023	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Dec-24 Dec-25 Dec-26 Dec-27 Dec-28 Feb-29
TBN VII	Containership	H1 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Jun-25 Jun-26 Jun-27 Jun-28 Jun-29 Aug-29
TBN VIII	Containership	H1 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Jun-25 Jun-26 Jun-27 Jun-28 Jun-29 Aug-29
TBN XII	Containership	H1 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	May-25 May-26 May-27 May-28 May-29 Jul-29
TBN IX	Containership	H2 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Sep-25 Sep-26 Sep-27 Sep-28 Sep-29 Nov-29
TBN X	Containership	H2 2024	5,300	$42,900 $39,000 $37,050 $35,100 $31,200 $37,050	No No No No No No	Nov-25 Nov-26 Nov-27 Nov-28 Nov-29 Jan-30
TBN XIII	Containership	H2 2024	5,300	$37,500	No	Apr-30
TBN XIV	Containership	H2 2024	5,300	$37,500	No	Apr-30
TBN XX	Containership	H2 2024	7,700	$57,213 $52,238 $37,313 $27,363 $24,875	No No No No No	Dec-27 Dec -30 Dec -32 Dec -34 Dec -36
TBN XIX	Containership	H2 2024	7,700	$57,213 $52,238 $37,313 $27,363 $24,875	No No No No No	Nov-27 Nov-30 Nov-32 Nov-34 Nov-36

Owned Tanker Vessels to be delivered	Type	Delivery Date	Capacity (DWT)	Charter-Out Rate(1)	Index(2)	Expiration Date(3)
TBN XV	Aframax / LR2	H1 2024	115,000	$26,366 (7)	No	Apr-29
TBN XVI	Aframax / LR2	H2 2024	115,000	$26,366 (7)	No	Jul-29
TBN XVII	Aframax / LR2	H2 2024	115,000	$25,576 (7)	No	Oct-29
TBN XVIII	Aframax / LR2	H1 2025	115,000	$25,576 (7)	No	Jan-30
TBN XXI	Aframax / LR2	H1 2025	115,000	—	—	—
TBN XXII	Aframax / LR2	H1 2025	115,000	—	—	—

(1)	Daily charter-out rate per day, net of commissions.

(2)	Index rates exclude commissions.

(3)	Estimated dates assuming the midpoint or company’s best estimate of the redelivery period by charterers.

(4)	Includes optional years (NMM’s option) after 2023.

(5)	The vessel is subject to a sale and leaseback transaction with a purchase obligation at the end of the lease term.

(6)	Rate based on Delta-8 pool earnings.

(7)	Charterer has the option to extend for five further one-year options at rates increasing by $1,234 per day each year.

(8)	Profit sharing arrangement of 100% between $12,838 and $15,800 and 50% above $15,800.

(9)	Charterer’s option to extend the charter for up to 18 months at $14,887 net per day.

(10)	Profit sharing arrangement of 35% above $54,388, 40% above $59,388 and 50% above $69,388.

(11)	Charterer’s option to extend the charter for one year at $16,540 net per day plus one year at $17,528 net per day.

(12)	Charterer’s option to extend the charter for up to 18 months at $15,306 net per day.

(13)	The premium for when the vessel is trading on ice or follow ice breaker is $1,481 per day.

(14)	Charterer’s option to extend the bareboat charter for five years at $29,751 net per day.

(15)	Rate based on Penfield pool earnings.

(16)	Rate based on LR8 pool earnings.

(17)	Bareboat charter based on adjusted TD3C-WS with floor $22,572 and collar at $29,700.

(18)	Contract provides 100% of BITR TD3C-TCE index plus $4,875 premium until January 2023, then TD3C-TCE index plus $1,463 premium.

(19)	Contract provides 100% of BITR TD3C-TCE index up to $37,031 and 50% thereafter with $16,788 floor.

(20)	Vessel agreed to be sold.

(21)	Rate based on Scorpio Handymax Tanker pool earnings.

(22)	Charterer’s option to extend the charter for six months at $27,650 net per day.

(23)	The vessel is chartered-in under bareboat contract.

(24)	Charterer’s option to extend the charter for one year at $27,913 net per day.

(25)	Secondhand vessel expected to be delivered in the fourth quarter of 2022.

(26)	Rate based on Scorpio MR pool earnings.

Our Charters

We provide seaborne shipping services under short, medium, and long-term time charters, bareboat charters and voyage charters with customers that we believe are creditworthy. For the nine month period ended September 30, 2022, Swissmarine Marine Pte. Ltd. Singapore (“Swissmarine”) represented approximately 10.5% of total revenues. For the nine month period ended September 30, 2021, Swissmarine represented approximately 14.8% of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

Our revenues are driven by the number of vessels in the fleet, the number of days during which vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels;

•	the aggregate level of supply and demand in the shipping industry;

•

economic conditions, such as the impact of inflationary cost pressures, decreased consumer discretionary spending, fluctuations in foreign currency exchange rates, increasing interest rates, and the possibility of recession or financial market instability;

•	armed conflicts, such as the Russian/Ukrainian conflicts; and

•	the ongoing global outbreak of COVID-19 or other epidemics or pandemics.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the medium to long-term charter market. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand and many other factors that might be beyond our control. Please read “Risk Factors” in our 2021 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

We could lose a customer or the benefits of a charter if:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

•	the customer exercises certain rights to terminate the charter of the vessel;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

•

a prolonged force majeure event affecting the customer, including damage to or destruction of relevant production facilities, war or political unrest prevents us from performing services for that customer.

Under some of our time charters, either party may terminate the charter contract in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel. Some of the time charters covering our vessels require us to return to the charterer, upon the loss of the vessel, all advances paid by the charterer but not earned by us.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2021 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the three and nine month periods ended September 30, 2022 and 2021 of Navios Partners presented and discussed below include the following entities:

Company name	Vessel name	Country of incorporation	2022	2021
Libra Shipping Enterprises Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Alegria Shipping Corporation(35)	Navios Alegria	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Felicity Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Gemini Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Galaxy Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Palermo Shipping S.A	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Surf Maritime Co.(12)	Navios Pollux	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 9/30	1/01 – 9/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Golem Navigation Limited(13)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 9/30	1/01 – 9/30

Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Fairy Shipping Corporation (5)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Limestone Shipping Corporation (28)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Dune Shipping Corp.	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Citrine Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Cavalli Navigation Inc.	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Seymour Trading Limited(2)	Navios Altair I	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Goldie Services Company(34)	Navios Symmetry	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Oceanus Shipping Corporation(19)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Cronus Shipping Corporation	Protostar N	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Leto Shipping Corporation(17)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Dionysus Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Prometheus Shipping Corporation(18)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Camelia Shipping Inc.(31)	Navios Camelia	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Anthos Shipping Inc.	Navios Anthos	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Azalea Shipping Inc.(1)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Amaryllis Shipping Inc.	Navios Amaryllis	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Wenge Shipping Corporation(14),(20)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Rondine Management Corp.(15)	Navios Victory	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Prosperity Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Aldebaran Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 9/30	1/01 – 9/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 9/30	1/01 – 9/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Solange Shipping Ltd.(16)	Navios Avior	Marshall Is.	1/01 – 9/30	3/30 – 9/30
Mandora Shipping Ltd.(16)	Navios Centaurus	Marshall Is.	1/01 – 9/30	3/30 – 9/30
Olympia II Navigation Limited	Navios Domino	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Pingel Navigation Limited	Navios Delight	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Ebba Navigation Limited	Navios Destiny	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Clan Navigation Limited	Navios Devotion	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Sui An Navigation Limited(23)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Bertyl Ventures Co.	Navios Azure	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Silvanus Marine Company	Navios Summer	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Enplo Shipping Limited	Navios Verde	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Morven Chartering Inc.	Matson Oahu	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Rodman Maritime Corp.	Navios Spring	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Velour Management Corp.	Navios Vermilion	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Evian Shiptrade Ltd.	Matson Lanai	Marshall Is.	1/01 – 9/30	3/31 – 9/30

Theros Ventures Limited	Navios Lapis	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Thetida Marine Co.	Navios Magnolia	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Peran Maritime Inc.	Zim Baltimore	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Crayon Shipping Ltd	Navios Miami	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Chernava Marine Corp.	Bahamas	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Proteus Shiptrade S.A	Zim Carmel	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Vythos Marine Corp.	Navios Constellation	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Iliada Shipping S.A.	Operating Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Vinetree Marine Company	Operating Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Afros Maritime Inc.	Operating Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Pleione Management Limited(10)	Navios Star	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Bato Marine Corp.(32)	Navios Armonia	Marshall Is.	1/01 – 9/30	3/05 – 9/30
Agron Navigation Company(21)	Navios Azalea	Marshall Is.	1/01 – 9/30	3/05 – 9/30
Teuta Maritime S.A.(22)	TBN IV	Marshall Is.	1/01 – 9/30	3/05 – 6/30
Ambracia Navigation Company(29)	Navios Primavera	Marshall Is.	1/01 – 9/30	3/05 – 9/30
Artala Shipping Co.(22)	TBN II	Marshall Is.	1/01 – 9/30	3/05 – 9/30
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	3/05 – 9/30
Bole Shipping Corporation(24)	Spectrum N	Marshall Is.	1/01 – 9/30	4/28 – 9/30
Brandeis Shipping Corporation(24)	Ete N	Marshall Is.	1/01 – 9/30	5/10 – 9/30
Buff Shipping Corporation(24)	Fleur N	Marshall Is.	1/01 – 9/30	5/10 – 9/30
Morganite Shipping Corporation(25)	TBN III	Marshall Is.	1/01 – 9/30	6/01 – 9/30
Balder Martitime Ltd.(26)	Navios Koyo	Marshall Is.	1/01 – 9/30	6/04 – 9/30
Melpomene Shipping Corporation(25)	TBN V	Marshall Is.	1/01 – 9/30	6/23 – 9/30
Urania Shipping Corporation(25)	TBN VI	Marshall Is.	1/01 – 9/30	6/23 – 9/30
Terpsichore Shipping Corporation(8)	TBN VII	Marshall Is.	1/01 – 9/30	6/23 – 9/30
Erato Shipping Corporation(8)	TBN VIII	Marshall Is.	1/01 – 9/30	6/23 – 9/30
Lavender Shipping Corporation(12)(7)	Navios Ray	Marshall Is.	1/01 – 9/30	6/30 – 9/30
Nostos Shipmanagement Corp.(12) (7)	Navios Bonavis	Marshall Is.	1/01 – 9/30	6/30 – 9/30
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Navios Acquisition Finance (US) Inc.	Co-Issuer of Ship Mortgage Notes	Delaware	1/01 – 9/30	8/25 – 9/30
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Navios Maritime Midstream Partners Finance (US) Inc.	Sub-Holding Company	Delaware	1/01 – 9/30	8/25 – 9/30
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Amorgos Shipping Corporation(38)	Nave Cosmos	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Andros Shipping Corporation(38)	Nave Polaris	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Antikithira Shipping Corporation	Nave Equator	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Antiparos Shipping Corporation	Nave Atria	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Antipaxos Shipping Corporation(39)	Nave Dorado	Marshall Is.	1/01 – 9/30	8/25 – 9/30

Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Crete Shipping Corporation	Nave Cetus	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Delos Shipping Corporation	Nave Photon	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Ikaria Shipping Corporation	Nave Aquila	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Ios Shipping Corporation	Nave Cielo	Cayman Islands	1/01 – 9/30	8/25 – 9/30
Iraklia Shipping Corporation	Bougainville	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Kimolos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Kithira Shipping Corporation	Nave Orbit	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Kos Shipping Corporation	Nave Bellatrix	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Leros Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Mytilene Shipping Corporation	Nave Orion	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Samos Shipping Corporation	Nave Synergy	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Samothrace Shipping Corporation	Nave Pulsar	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Serifos Shipping Corporation	Nave Estella	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Skopelos Shipping Corporation	Nave Ariadne	Cayman Islands	1/01 – 9/30	8/25 – 9/30
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Thera Shipping Corporation	Nave Atropos	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Tilos Shipping Corporation	Nave Spherical	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Cyrus Investments Corp.	Baghdad	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Olivia Enterprises Corp.	Erbil	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Thasos Shipping Corporation	Nave Equinox	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Agistri Shipping Limited	Operating Subsidiary	Malta	1/01 – 9/30	8/25 – 9/30
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 9/30	8/25 – 9/30
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 9/30	8/25 – 9/30
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 9/30	8/25 – 9/30
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 9/30	8/25 – 9/30
Shinyo Kieran Limited	Nave Universe	British Virgin Islands	1/01 – 9/30	8/25 – 9/30
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 9/30	8/25 – 9/30
Shinyo Saowalak Limited	Nave Constellation	British Virgin Islands	1/01 – 9/30	8/25 – 9/30
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Doxa International Corp.	Nave Electron	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Alkmene Shipping Corporation(38)	Star N	Marshall Is.	1/01 – 9/30	8/25 – 9/30

Aphrodite Shipping Corporation	Aurora N	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Dione Shipping Corporation	Lumen N	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Persephone Shipping Corporation	Hector N	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Rhea Shipping Corporation(36)	Perseus N	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Tzia Shipping Corporation (30)	Nave Celeste	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Kleio Shipping Corporation (6)	TBN IX	Marshall Is.	1/01 – 9/30	8/12 – 9/30
Polymnia Shipping Corporation (6)	TBN X	Marshall Is.	1/01 – 9/30	8/12 – 9/30
Goddess Shiptrade Inc.	Navios Astra	Marshall Is.	1/01 – 9/30	8/02 – 9/30
Navios Acquisition Merger Sub. Inc.	Merger SPV	Marshall Is.	1/01 – 9/30	8/23 – 9/30
Aramis Navigation Inc.(3)	Navios Azimuth	Marshall Is.	1/01 – 9/30	7/09 – 9/30
Thalia Shipping Corporation (6)	TBN XIII	Marshall Is.	1/01 – 9/30	—
Muses Shipping Corporation (6)	TBN XIV	Marshall Is.	1/01 – 9/30	—
Euterpe Shipping Corporation (8)	TBN XII	Marshall Is.	1/01 – 9/30	—
Calliope Shipping Corporation (25)	TBN XI	Marshall Is.	1/01 – 9/30	—
Karpathos Shipping Corporation (6)	TBN XIX	Marshall Is.	6/22 – 9/30	—
Patmos Shipping Corporation (27)	TBN XX	Marshall Is.	6/22 – 9/30	—
Tarak Shipping Corporation (8)	TBN XV	Marshall Is.	4/26 – 9/30	—
Astrovalos Shipping Corporation (6)	TBN XVI	Marshall Is.	4/26 – 9/30	—
Ithaki Shipping Corporation (6)	TBN XVII	Marshall Is.	4/26 – 9/30	—
Gavdos Shipping Corporation (27)	TBN XVIII	Marshall Is.	4/26 – 9/30	—
Galera Management Company(22)	TBN I	Marshall Is.	6/24 – 9/30	—
Vatselo Enterprises Corp. (21)	TBN XXIII	Marshall Is.	6/24 – 9/30	—
Thalassa Marine S.A.	Navios Galaxy II	Marshall Is.	7/29 – 9/30	—
Anafi Shipping Corporation(12)	Navios Sky	Marshall Is.	9/08 – 9/30	—
Asteroid Shipping S.A.	Navios Herakles I	Marshall Is.	7/29 – 9/30	—
Bulkinvest S.A.	Operating Company	Luxembourg	9/08 – 9/30	—
Cloud Atlas Marine S.A.	Navios Uranus	Marshall Is.	7/29 – 9/30	—
Corsair Shipping Ltd. (33)	Navios Ulysses	Marshall Is.	9/08 – 9/30	—
Ducale Marine Inc.	Navios Etoile	Marshall Is.	9/08 – 9/30	—
Faith Marine Ltd (12)	Navios Altamira	Marshall Is.	9/08 – 9/30	—
Kleimar N.V.(37)	Operating Company/Vessel Owning Company/ Management Company	Belgium	9/08 – 9/30	—
Iris Shipping Corporation	N Amathia	Marshall Is.	9/08 – 9/30	—
Moonstone Shipping Corporation	Jupiter N	Marshall Is.	9/08 – 9/30	—
NAV Holdings Limited	Sub-Holding Company	Malta	9/08 – 9/30	—
Navios International Inc.	Operating Company	Marshall Is.	7/29 – 9/30	—
Veja Navigation Company	Sub-Holding Company	Marshall Is.	9/08 – 9/30	—
Vernazza Shiptrade Inc. (12)	Navios Canary	Marshall Is.	9/08 – 9/30	—
White Narcissus Marine S.A. (12) (37)	Navios Asteriks	Marshall Is.	9/08 – 9/30	—
Talia Shiptrade S.A.	Navios Magellan II	Marshall Is.	7/29 – 9/30	—
Shikhar Ventures S.A. (12)	Navios Stellar	Liberia	9/08 – 9/30	—
Opal Shipping Corporation	Rainbow N	Marshall Is.	9/08 – 9/30	—
Pharos Navigation S.A. (12)	Navios Phoenix	Marshall Is.	9/08 – 9/30	—
Pueblo Holdings Ltd. (12)	Navios Lumen	Marshall Is.	9/08 – 9/30	—
Red Rose Shipping Corp.	Navios Bonheur	Marshall Is.	9/08 – 9/30	—

Rider Shipmanagement Inc.	Navios Felicity I	Marshall Is.	7/29 – 9/30	—
Roselite Shipping Corporation (12)	Navios Corali	Marshall Is.	9/08 – 9/30	—
Rumer Holding Ltd. (12)	Navios Antares	Marshall Is.	9/08 – 9/30	—
Jasmine Shipping Corporation	N Bonanza	Marshall Is.	9/08 – 9/30	—
Highbird Management Inc.	Navios Celestial	Marshall Is.	9/08 – 9/30	—

(1)	The vessel was sold on August 13, 2021.

(2)	The vessel was sold on October 29, 2021.

(3)	The vessel was acquired on July 9, 2021.

(4)	The vessel was sold on August 16, 2021.

(5)	The vessel was sold on September 12, 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(6)	Expected to be delivered by the second half of 2024.

(7)	The vessel was acquired on June 30, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(8)	Expected to be delivered by the first half of 2024.

(9)	The vessel was delivered on July 24, 2019 (see Note 15 – Leases to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(10)	The vessels were delivered on May 28, 2021 and June 10, 2021 (see Note 15 – Leases to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.

(12)	Vessels under the sale and leaseback transaction.

(13)	The vessel was sold on December 10, 2020.

(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II.

(15)	The vessels were acquired on September 30, 2020.

(16)	The vessels were acquired on March 30, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(17)	The vessel was sold on January 13, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(18)	The vessel was sold on January 28, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(19)	The vessel was sold on February 10, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(20)	The vessel was sold on March 25, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(21)	Expected to be delivered by the second half of 2022.

(22)	Expected to be delivered in the first half of 2023.

(23)	The vessel was sold on July 31, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(24)	The vessels were acquired on May 10, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(25)	Expected to be delivered by the second half of 2023.

(26)	The vessel was acquired on June 4, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(27)	Expected to be delivered by the first half of 2025.

(28)	The vessel was sold on September 21, 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(29)	The vessel was acquired on July 27, 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(30)	The vessel was delivered on July 5, 2022 (see Note 15 – Leases to the unaudited condensed consolidated financial statements included elsewhere in this Report) .

(31)	The vessel was sold on November 17, 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(32)	The vessel was acquired on September 21, 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(33)	The vessel was sold on October 14, 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(34)	The vessel was sold on October 25, 2022 (see Note 17 – Subsequent events to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(35)	The vessel was sold on November 14, 2022 (see Note 17 – Subsequent events to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(36)

The vessels agreed to be sold in November 2022. The sale is expected to be completed in the fourth quarter of 2022 (see Note 17 – Subsequent events to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(37)	The vessel is owned 50% by White Narcissus Marine S.A. and 50% by Kleimar N.V.
(38)

The vessel agreed to be sold in December 2022. The sale is expected to be completed in the first quarter of 2023 (see Note 17 – Subsequent events to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(39)

The vessels agreed to be sold in November 2022. The sale is expected to be completed in the first quarter of 2023 (see Note 17 – Subsequent events to the unaudited condensed consolidated financial statements included elsewhere in this Report).

The following table reflects certain key indicators of Navios Partners’ fleet performance for the three and nine month periods ended September 30, 2022 and 2021 (including, for 2021, the Navios Maritime Containers L.P.’s (“Navios Containers”) fleet and Navios Maritime Acquisition Corporation’s (“Navios Acquisition”) fleet from April 1, 2021 and from August 26, 2021, respectively).

	Three Month Period Ended September 30, 2022 (unaudited)	Three Month Period Ended September 30, 2021 (unaudited)	Nine Month Period Ended September 30, 2022 (unaudited)	Nine Month Period Ended September 30, 2021 (unaudited)
Available Days(1)	12,897	9,027	35,394	20,521
Operating Days(2)	12,785	8,951	35,008	20,342
Fleet Utilization(3)	99.1%	99.2%	98.9%	99.1%
Time Charter Equivalent rate (per day)(4)	$23,781	$24,447	$22,717	$20,991
Vessels operating at end of periods	166	129	166	129

(1)

Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)

Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)

Fleet utilization is the percentage of time that Navios Partners’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, dry dockings or special surveys.

(4)

Time Charter Equivalent rate per day (“TCE”) is defined as voyage, time charter revenues and charter-out revenues under bareboat contracts (grossed up by currently applicable fixed vessel operating expenses) less voyage expenses during a period divided by the number of available days during the period. The TCE rate per day is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

FINANCIAL HIGHLIGHTS

Upon completion of the merger (the “NMCI Merger”) with Navios Containers and the merger with Navios Acquisition (the “NNA Merger”), the results of operations of Navios Containers and Navios Acquisition are included in Navios Partners’ condensed Consolidated Statements of Operations.

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2022 and 2021.

	Three Month Period Ended September 30, 2022 ($ ’000) (unaudited)	Three Month Period Ended September 30, 2021 ($ ’000) (unaudited)	Nine Month Period Ended September 30, 2022 ($ ’000) (unaudited)	Nine Month Period Ended September 30, 2021 ($ ’000) (unaudited)
Time charter and voyage revenues	$322,387	$227,957	$839,665	$445,029
Time charter and voyage expenses	(35,439)	(11,465)	(74,300)	(19,829)
Direct vessel expenses	(15,398)	(10,864)	(39,511)	(18,007)
Vessel operating expenses (entirely through related parties transactions)	(78,928)	(53,952)	(226,089)	(118,685)
General and administrative expenses	(15,597)	(9,491)	(43,683)	(24,717)
Depreciation and amortization of intangible assets	(59,270)	(32,102)	(143,820)	(67,309)
Amortization of unfavorable lease terms	24,779	35,576	64,205	77,602
Gain on sale of vessels, net	143,764	30,859	143,764	30,348
Interest expense and finance cost, net	(22,270)	(14,446)	(50,019)	(27,624)
Interest income	74	—	98	859
Other expense, net	(6,938)	(4,969)	(9,321)	(8,864)
Equity in net earnings of affiliated companies	—	—	—	80,839
Transaction costs	—	(2,870)	—	(2,870)
Bargain gain	—	3,962	—	48,015

Net income	$257,164	$158,195	$460,989	$394,787

Net loss attributable to the noncontrolling interest	—	3,859	—	3,859

Net income attributable to Navios Partners unitholders	$257,164	$162,054	$460,989	$398,646

EBITDA(1)	$321,433	$177,185	$611,028	$426,160

Adjusted EBITDA(1)	$177,669	$145,234	$467,264	$269,828

Operating Surplus (1)	$94,790	$104,693	$240,859	$183,059

(1)

EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under U.S. GAAP.

Period over Period Comparisons

For the Three Month Period ended September 30, 2022 compared to the Three Month Period ended September 30, 2021

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the three month period ended September 30, 2022 increased by $94.4 million, or 41.4%, to $322.4 million, as compared to $228.0 million for the same period in 2021. The increase in revenue was mainly attributable to the increase in the size of our fleet. For the three month period ended September 30, 2022, the time charter and voyage revenues were affected by $13.6 million relating to the straight-line effect of the containerships charters with de-escalating rates. The TCE rate decreased by 2.7% to $23,781 per day, as compared to $24,447 per day for the same period in 2021. The available days of the fleet increased by 42.9% to 12,897 days for the three month period ended September 30, 2022, as compared to 9,027 for the same period in 2021, mainly due to the acquisition of the 36-vessel drybulk fleet and the NNA Merger.

Time charter and voyage expenses: Time charter and voyage expenses for the three month period ended September 30, 2022 increased by approximately $23.9 million to $35.4 million, as compared to $11.5 million for the three month period ended September 30, 2021. The increase was mainly attributable to a: (i) $13.2 million increase in bareboat and charter-in hire expense due to the delivery of one bareboat-in vessel during the third quarter of 2022, the NNA Merger and the delivery of five chartered-in vessels upon the acquisition of the 36-vessel drybulk fleet during the third quarter of 2022; (ii) $6.4 million increase in bunkers expenses; (iii) $2.0 million net increase in other voyage expenses; (iv) $1.9 million increase in brokers’ commissions; and (v) $0.4 million increase in port expenses related to freight voyages.

Direct vessel expenses: Direct vessel expenses for the three month period ended September 30, 2022 increased by $4.5 million, to $15.4 million, as compared to $10.9 million for the three month period ended September 30, 2021. The increase of $4.5 million was mainly attributable to the amortization of deferred drydock and special survey costs and insurance costs due to the increase in the size of our fleet.

Vessel operating expenses: Vessel operating expenses for the three month period ended September 30, 2022, increased by approximately $24.9 million, or 46.1%, to $78.9 million, as compared to $54.0 million for the same period in 2021. The increase was mainly due to the increase in the size of our fleet.

General and administrative expenses: General and administrative expenses increased by $6.1 million to $15.6 million for the three month period ended September 30, 2022, as compared to $9.5 million for the three month period ended September 30, 2021. The increase was mainly due to a: (i) $4.2 million increase in administrative fees paid to Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) due to the increased number of vessels in Navios Partners’ fleet; and (ii) $2.0 million increase in legal and professional fees, as well as audit fees and other administrative expenses. The above increase was partially mitigated by a $0.1 million decrease in stock-based compensation.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $59.3 million for the three month period ended September 30, 2022, as compared to $32.1 million for the three month period ended September 30, 2021. The increase of $27.2 million was mainly attributable to: (i) an $18.0 million increase due to the delivery of the 36-vessel drybulk fleet in Navios Partners’ owned fleet; (ii) a $9.0 million increase due to the delivery of the fleet of Navios Acquisition in Navios Partners’ owned fleet; (iii) a $0.3 million increase due to the delivery of three vessels in the third quarter of 2022; and (iv) a $0.2 million increase due to vessel additions. The above increase was partially mitigated by a $0.3 million decrease due to the sale of two and four vessels in the third quarter of 2022 and in the same period in 2021, respectively.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $24.8 million for the three month period ended September 30, 2022 as compared to $35.6 million for the three month period ended September 30, 2021, that related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers, at the date of obtaining control of Navios Acquisition and at the date of the acquisition of the 36-vessel drybulk fleet. Amortization of unfavorable lease terms amounted to $35.6 million for the three month period ended September 30, 2021, related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers and at the date of obtaining control of Navios Acquisition.

Gain on sale of vessels, net: Gain on sale of vessels, net amounted to $143.8 million for the three month period ended September 30, 2022, relating to the sale of the Navios Unite and the Navios Utmost. Gain on sale of vessels amounted to $30.9 million for the three month period ended September 30, 2021, relating to the sale of the Harmony N, the Navios Azalea and the Navios Dedication.

Interest expense and finance cost, net: Interest expense and finance cost, net, for the three month period ended September 30, 2022 increased by approximately $7.9 million or 54.9% to $22.3 million, as compared to $14.4 million for the three month period ended September 30, 2021. The increase was mainly due to the increase in Navios Partners’ average loan balance to $1,579.0 million for the three month period ended September 30, 2022 as compared to $1,071.9 million for the same period of 2021 due to the credit facilities and financial liabilities recognized following the NNA Merger and the acquisition of the 36-vessel drybulk fleet of Navios Holdings and to the increase of the weighted average interest rate for the three month period ended September 30, 2022 to 5.59% from 4.77% for the same period in 2021.

Interest income: Interest income amounted to $0.1 million for the three month period ended September 30, 2022, as compared to $0 for the three month period ended September 30, 2021.

Other expense, net: Other expense, net for the three month period ended September 30, 2022 increased by $1.9 million to $6.9 million, as compared to $5.0 million for the three month period ended September 30, 2021, mainly due to the increase in claims related expenses.

Transaction costs: Transaction costs amounted to $2.9 million for the three month period ended September 30, 2021 and were related to the NNA Merger. There were no transaction costs for the three month period ended September 30, 2022.

Bargain gain: Bargain gain amounted to $4.0 million for the three month period ended September 30, 2021, resulting from the excess of Navios Acquisition’s fair value of the identifiable assets acquired of $211.6 million over the fair value of the consideration transferred of $150.0 million and the fair value of the noncontrolling interest of $57.6 million. There was no bargain gain for the three month period ended September 30, 2022.

Net income: Net income for the three month period ended September 30, 2022 amounted to $257.2 million as compared to $158.2 million net income for the three month period ended September 30, 2021. The increase of $99.0 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the three month period ended September 30, 2022 of $94.8 million, as compared to $104.7 million for the three month period ended September 30, 2021. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and Operating Surplus” contained herein).

For the Nine Month Period ended September 30, 2022 compared to the Nine Month Period ended September 30, 2021

Time charter and voyage revenues: Time charter and voyage revenues of Navios Partners for the nine month period ended September 30, 2022 increased by approximately $394.7 million, or 88.7%, to $839.7 million, as compared to $445.0 million for the same period in 2021. The increase in revenue was mainly attributable to the increase in the size of our fleet and to the increase in TCE rate. For the nine month period ended September 30, 2022, the time charter and voyage revenues were affected by $30.1 million relating to the straight-line effect of the containerships charters with de-escalating rates. The TCE rate increased by 8.2% to $22,717 per day, as compared to $20,991 per day in the same period in 2021. The available days of the fleet increased by 72.5% to 35,394 days for the nine month period ended September 30, 2022, as compared to 20,521 days in the same period in 2021, mainly due to the acquisition of the 36-vessel drybulk fleet, the NMCI Merger and the NNA Merger.

Time charter and voyage expenses: Time charter and voyage expenses for the nine month period ended September 30, 2022 increased by $54.5 million to $74.3 million, as compared to $19.8 million for the nine month period ended September 30, 2021. The increase was mainly attributable to a: (i) $27.1 million increase in bareboat and charter-in hire expense due to the delivery of one bareboat-in vessel during the third quarter of 2022, the NNA Merger and the delivery of five chartered-in vessels upon the acquisition of the 36-vessel drybulk fleet during the third quarter of 2022; (ii) $14.0 million increase in bunkers expenses; (iii) $6.3 million increase in brokers’ commissions; (iv) $5.5 million net increase in other voyage expenses; and (v) $1.6 million increase in port expenses related to the freight voyages.

Direct vessel expenses: Direct vessel expenses for the nine month period ended September 30, 2022 increased by $21.5 million, to $39.5 million, as compared to $18.0 million for the nine month period ended September 30, 2021. The increase of $21.5 million was mainly attributable to the amortization of deferred drydock and special survey costs due to the increase in the size of our fleet, insurance costs due to the increase in the size of our fleet and crew related expenses as a result of COVID-19 measures pursuant to the terms of the Management Agreements (defined herein).

Vessel operating expenses: Vessel operating expenses for the nine month period ended September 30, 2022, increased by $107.4 million, or 90.5%, to $226.1 million, as compared to $118.7 million for the same period in 2021. The increase was mainly due to the increase in the size of our fleet.

General and administrative expenses: General and administrative expenses increased by $19.0 million to $43.7 million for the nine month period ended September 30, 2022, as compared to $24.7 million for the nine month period ended September 30, 2021. The increase was mainly due to a: (i) $14.9 million increase in administrative fees paid to the Managers due to the increased number of vessels in Navios Partners’ fleet; and (ii) $4.4 million increase in legal and professional fees, as well as audit fees and other administrative expenses. The above increase was partially mitigated by an approximately $0.3 million decrease in stock based compensation.

Depreciation and amortization of intangible assets: Depreciation and amortization of intangible assets amounted to $143.8 million for the nine month period ended September 30, 2022, as compared to $67.3 million for the nine month period ended September 30, 2021. The increase of $76.5 million was mainly attributable to: (i) a $46.9 million increase due to the delivery of the fleet of Navios Acquisition in Navios Partners’ owned fleet; (ii) an $18.0 million increase due to the delivery of the 36-vessel drybulk fleet in Navios Partners’ owned fleet; (iii) an $8.1 million increase due to the delivery of the fleet of Navios Containers in Navios Partners’ owned fleet; (iv) a $4.4 million increase due to the delivery of three and nine vessels in 2022 and 2021, respectively; and (v) a $0.6 million increase due to vessel additions. The above increase was partially mitigated by a $1.5 million decrease due to the sale of two and eight vessels in 2022 and 2021, respectively.

Amortization of unfavorable lease terms: Amortization of unfavorable lease terms amounted to $64.2 million for the nine month period ended September 30, 2022 as compared to $77.6 million for the nine month period ended September 30, 2021, that related to the fair value of the time charters with unfavorable lease terms as determined at the acquisition date of Navios Containers, at the date of obtaining control of Navios Acquisition, and at the date of the acquisition of the 36-vessel drybulk fleet.

Gain on sale of vessels, net: Gain on sale of vessels, net amounted to $143.8 million for the nine month period ended September 30, 2022, relating to the sale of the Navios Unite and the Navios Utmost. Gain on sale of vessels amounted to $30.3 million for the nine month period ended September 30, 2021, relating to a gain on sale of the Harmony N, the Navios Azalea, the Navios Dedication, the Esperanza N, the Castor N and the Solar N amounted to $31.7 million, partially mitigated by a loss on sale of the Joie N amounted to $1.4 million.

Interest expense and finance cost, net: Interest expense and finance cost, net, for the nine month period ended September 30, 2022 increased by approximately $22.4 million or 81.2%, to $50.0 million, as compared to $27.6 million for the nine month period ended September 30, 2021. The increase was mainly due to the increase in Navios Partners’ average loan balance to $1,415.2 million for the nine month period ended September 30, 2022 as compared to the $758.8 million for the same period of 2021 due to credit facilities and financial liabilities recognized following the acquisition of 36-vessel drybulk fleet of Navios Holdings, the NNA Merger and the NMCI Merger and due to the increase of the weighted average interest rate for the nine month period ended September 30, 2022 to 4.59% from 4.29% for the same period in 2021.

Interest income: Interest income decreased by $0.8 million to $0.1 million for the nine month period ended September 30, 2022, as compared to $0.9 million for the nine month period ended September 30, 2021.

Other expense, net: Other expense, net for the nine month period ended September 30, 2022 amounted to $9.3 million, as compared to $8.9 million for the nine month period ended September 30, 2021 mainly due to the increase in claims related expenses.

Equity in net earnings of affiliated companies: Equity in net earnings of affiliated companies for the nine month period ended September 30, 2021 amounted to $80.8 million. The amount of $80.8 million is the gain from equity in net earnings resulting from remeasurement of existing interest held in Navios Containers upon the NMCI Merger. As of March 31, 2021, Navios Partners’ previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $107.0 million, resulting in revaluation gain of $75.4 million which along with the equity gain of approximately $5.4 million from the operations of Navios Containers, up to the closing date, aggregate to a gain on acquisition of control in the amount of $80.8 million. There was no equity in net earnings of affiliated companies for the nine month period ended September 30, 2022.

Bargain gain: Bargain gain amounted to $48.0 million for the nine month period ended September 30, 2021, resulting from the excess Navios Containers’ fair value of the identifiable assets acquired of $342.7 million over the total purchase price consideration of $298.6 million and Navios Acquisition’s fair value of the identifiable assets acquired of $211.6 million over the fair value of the consideration transferred of $150.0 million and the fair value of the noncontrolling interest of $57.6 million. There was no bargain gain for the nine month period ended September 30, 2022.

Transaction costs: Transaction costs amounted to $2.9 million for the nine month period ended September 30, 2021 and were related to the NNA Merger. There were no transaction costs for the nine month period ended September 30, 2022.

Net income: Net income for the nine month period ended September 30, 2022 amounted to $461.0 million as compared to $394.8 million net income for the nine month period ended September 30, 2021. The increase in net income of approximately $66.2 million was due to the factors discussed above.

Operating surplus: Navios Partners generated Operating Surplus for the nine month period ended September 30, 2022 of $240.9 million, as compared to $183.1 million for the nine month period ended September 30, 2021.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements including those under our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from our operations, proceeds from asset sales, long-term bank borrowings, debt raisings, and equity offerings. As of September 30, 2022, Navios Partners’ current assets totaled $239.9 million, while current liabilities totaled $597.9 million, resulting in a negative working capital position of $358.0 million. Navios Partners’ cash forecast indicates that it will generate sufficient cash through its contracted revenue of $3.4 billion as of November 25, 2022 and cash proceeds from the sale of vessels (see Note 5 - Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report and Note 17 - Subsequent Events to the unaudited condensed consolidated financial statements included elsewhere in this Report) to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of our condensed consolidated financial statements.

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings to fund acquisitions and expansion and investment capital expenditures. We cannot assure you that we will be able to secure adequate financing or to obtain additional funds on favorable terms, or at all, to meet our liquidity needs.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

	Nine Month Period Ended September 30, 2022 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2021 ($‘000) (unaudited)
Net cash provided by operating activities	$366,271	$148,153
Net cash used in investing activities	(265,710)	(103,052)
Net cash (used in)/ provided by financing activities	(159,687)	65,351

(Decrease)/ increase in cash, cash equivalents and restricted cash	$(59,126)	$110,452

Cash provided by operating activities for the nine month period ended September 30, 2022 as compared to the cash provided by operating activities for the nine month period ended September 30, 2021

Net cash provided by operating activities increased by $218.1 million to $366.3 million of cash provided by operating activities for the nine month period ended September 30, 2022, as compared to $148.2 million of cash provided by operating activities for the same period in 2021. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was $2.2 million of non-cash negative net adjustments for the nine month period ended September 30, 2022, which consisted mainly of the following adjustments: (i) $143.8 million gain from sale of vessels; and (ii) $64.2 million amortization of unfavorable lease terms. These adjustments were partially mitigated by: (i) $143.8 million depreciation and amortization of intangible assets; (ii) $36.2 million non-cash amortization of deferred revenue and straight-line effect of the containerships charters with de-escalating rates; (iii) $20.5 million amortization of deferred dry dock and special survey costs; (iv) $3.9 million amortization and write-off of deferred finance costs and discount; (v) $1.3 million amortization of operating lease assets/ liabilities; and (vi) $0.1 million stock based compensation.

The net cash outflow resulting from the change in operating assets and liabilities of $92.5 million for the nine month period ended September 30, 2022 resulted from: (i) $48.8 million in payments for dry dock and special survey costs; (ii) a $26.2 million increase in prepaid expenses and other current assets; (iii) a $21.6 million increase in accounts receivable; (iv) a $6.8 million increase in amounts due from related parties; and (v) a $2.4 million decrease in amounts due to related parties. This was partially mitigated by: (i) a $7.8 million increase in accounts payable; (ii) a $4.3 million increase in deferred revenue; and (iii) a $1.2 million increase in accrued expenses.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was a $157.5 million net loss for the nine month period ended September 30, 2021, which consisted mainly of the following adjustments: (i) $80.8 million equity in net earnings of affiliated companies; (ii) $77.6 million amortization of unfavorable lease terms; (iii) $48.0 million bargain gain related to the NMCI Merger and the control obtained over Navios Acquisition; (iv) $30.3 million gain on sale of assets; (v) $1.7 million non-cash accrued interest income and amortization of deferred revenue; and (vi) $0.2 million amortization of operating lease right-of-use asset. These adjustments were partially mitigated by: (i) $67.3 million depreciation and amortization of intangible assets; (ii) $11.0 million amortization of deferred dry dock and special survey costs; (iii) $2.5 million amortization and write-off of deferred finance costs and discount; and (iv) $0.3 million stock based compensation.

The net cash outflow resulting from the change in operating assets and liabilities of $89.1 million for the nine month period ended September 30, 2021 resulted from a $37.5 million decrease in amounts due to related parties, a $32.5 million in payments for dry dock and special survey costs, an $18.2 million increase in amounts due from related parties, a $6.6 million increase in prepaid expenses and other current assets, a $5.6 million decrease in accrued expenses and a $5.0 million increase in accounts receivable. This was partially mitigated by a $13.3 million increase in deferred revenue and a $3.0 million increase in accounts payable.

Cash used in investing activities for the nine month period ended September 30, 2022 as compared to the cash used in investing activities for the nine month period ended September 30, 2021

Net cash used in investing activities for the nine month period ended September 30, 2022 amounted to $265.7 million as compared to $103.1 million cash used in investing activities for the nine month period ended September 30, 2021.

Cash used in investing activities of $265.7 million for the nine month period ended September 30, 2022 was mainly due to: (i) $395.4 million related to vessels’ acquisitions and additions; and (ii) $95.5 million related to deposits for the acquisition/ option to acquire vessels and capitalized expenses. This was partially mitigated by : (i) $215.3 million proceeds related to the sale of two vessels; and (ii) $9.9 million cash acquired through the delivery of the 36-vessel drybulk fleet.

Cash used in investing activities of approximately $103.1 million for the nine month period ended September 30, 2021 was mainly due to: (i) $213.8 million related to vessels acquisitions and additions; and (ii) $48.5 million related to deposits for the option to acquire seven bareboat charter-in vessels, four newbuilding containership vessels and capitalized expenses. This was partially mitigated by: (i) $107.6 million of proceeds related to the sale of seven vessels; (ii) $42.7 million cash acquired from Navios Containers and Navios Acquisition following the NMCI Merger and the control obtained over Navios Acquisition, respectively; and (iii) an $8.9 million of proceeds from the senior unsecured notes of HMM.

Cash used in financing activities for the nine month period ended September 30, 2022 as compared to cash provided by financing activities for the nine month period ended September 30, 2021

Net cash provided by financing activities decreased by approximately $225.1 million to $159.7 million outflow for the nine month period ended September 30, 2022, as compared to $65.4 million inflow for the same period in 2021.

Cash used in financing activities of $159.7 million for the nine month period ended September 30, 2022 was mainly due to: (i) $497.6 million repayments of loans and financial liabilities ; (ii) $4.6 million payments in total for cash distributions; and (iii) $2.7 million payments of deferred finance costs related to the new credit facilities. This was partially mitigated by $345.2 million proceeds from new credit facilities.

Cash provided by financing activities of $65.4 million for the nine month period ended September 30, 2021 was mainly due to: (i) $662.6 million proceeds from the new credit facilities and sale and leaseback agreements; and (ii) $206.6 million proceeds from the issuance of 7,330,222 common units and 315,586 additional general partner units related to the Continuous Offering Program Sales Agreements and the acquisition of Navios Containers. This was partially mitigated by: (i) $789.4 million repayments of loans and financial liabilities; (ii) $11.3 million payments of deferred finance fees related to the new credit facilities and sale and leaseback agreements; and (iii) $3.1 million payments in total for cash distributions.

Reconciliation of EBITDA and Adjusted EBITDA to Net Cash from Operating Activities, EBITDA and, Operating Surplus

	Three Month Period Ended September 30, 2022 ($ ‘000) (unaudited)	Three Month Period Ended September 30, 2021 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2022 ($ ‘000) (unaudited)	Nine Month Period Ended September 30, 2021 ($ ‘000) (unaudited)
Net cash provided by operating activities	$219,108	$70,904	$366,271	$148,153
Net increase in operating assets	14,948	32,241	103,465	62,341
Net (increase)/ decrease in operating liabilities	(62,898)	21,540	(10,918)	26,789
Net interest cost	22,197	14,446	49,921	26,765
Amortization and write-off of deferred finance costs and discount	(1,251)	(900)	(3,928)	(2,468)
Amortization of operating lease assets/ liabilities	(1,719)	126	(1,297)	187
Non-cash amortization of deferred revenue and straight-line	(12,676)	284	(36,128)	1,702
Stock-based compensation	(40)	(136)	(122)	(370)
Gain on sale of vessels	143,764	30,859	143,764	30,348
Bargain gain	—	3,962	—	48,015
Equity in net earnings of affiliated companies	—	—	—	80,839
Net loss attributable to noncontrolling interest	—	3,859	—	3,859

EBITDA(1)	$321,433	$177,185	$611,028	$426,160
Equity in net earnings of affiliated companies	—	—	—	(80,839)
Bargain gain	—	(3,962)	—	(48,015)
Transaction costs	—	2,870	—	2,870
Gain on sale of vessels	(143,764)	(30,859)	(143,764)	(30,348)

Adjusted EBITDA(1)	$177,669	$145,234	$467,264	$269,828
Cash interest income	74	—	98	745
Cash interest paid	(22,983)	(22,812)	(48,447)	(35,087)
Maintenance and replacement capital expenditures	(59,970)	(17,729)	(178,056)	(52,427)

Operating Surplus(2)	$94,790	$104,693	$240,859	$183,059

(1) EBITDA and Adjusted EBITDA

EBITDA represents net income before interest and finance costs, depreciation and amortization (including intangible accelerated amortization) and income taxes. Adjusted EBITDA represents EBITDA excluding certain items, as described in the table above. Navios Partners uses Adjusted EBITDA as a liquidity measure and reconciles EBITDA and Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/ decrease in operating liabilities; (iii) net interest cost; (iv) amortization and write-off of deferred finance costs and discount; (v) equity in net earnings of affiliated companies; (vi) non-cash amortization of deferred revenue and straight-line effect of the containerships charters with de-escalating rates; (vii) stock-based compensation; (viii) amortization of operating lease assets/ liabilities; (ix) gain/ (loss) on sale of assets; (x) bargain gain; and (xi) net loss attributable to noncontrolling interest. Navios Partners believes that EBITDA and Adjusted EBITDA are each the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Partners also believes that EBITDA and Adjusted EBITDA are used: (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Each of EBITDA and Adjusted EBITDA have limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Partners’ results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA and Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as a principal indicator of Navios Partners’ performance. Furthermore, our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA for the three month period ended September 30, 2022 and 2021 was affected by the items described in the table above. Excluding these items, Adjusted EBITDA increased by approximately $32.5 million to $177.7 million for the three month period ended September 30, 2022, as compared to $145.2 million for the same period in 2021. The increase in Adjusted EBITDA was primarily due to a $94.4 million increase in time charter and voyage revenues. The above increase was partially mitigated by a: (i) $24.9 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) $23.9 million increase in time charter and voyage expenses, mainly due to the increase in bareboat and charter-in hire expense of the tanker and drybulk fleet; (iii) $6.1 million increase in general and administrative expenses, mainly due to the increased fleet; (iv) $3.9 million decrease in net loss attributable to noncontrolling interest; (v) $1.9 million increase in other expenses, net; and (vi) $1.2 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items).

EBITDA of Navios Partners for the nine month period ended September 30, 2022 and 2021 was affected by the items described in the table above. Excluding these items, Adjusted EBITDA increased by approximately $197.5 million to $467.3 million for the nine month period ended September 30, 2022, as compared to $269.8 million for the same period in 2021. The increase in Adjusted EBITDA was primarily due to a $394.7 million increase in time charter and voyage revenues. The above increase was partially mitigated by: (i) a $107.4 million increase in vessel operating expenses, mainly due to the increased fleet; (ii) a $54.5 million increase in time charter and voyage expenses, mainly due to the increase in bareboat and charter-in hire expense of the tanker and drybulk fleet; (iii) a $19.0 million increase in general and administrative expenses, mainly due to the increased fleet; (iv) an $11.9 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items); (v) a $3.9 million decrease in net loss attributable to noncontrolling interest; and (vi) a $0.5 million increase in other expenses, net.

(2) Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense, non-cash interest income, estimated maintenance and replacement capital expenditures and one-off items. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions and is a non-GAAP measure. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, equity raisings, long-term bank borrowings and other debt raisings. Capital expenditures for each of the nine month periods ended September 30, 2022 and 2021 amounted to $490.8 million and $262.2 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2022 were $60.0 million and $178.1 million, respectively. The reserves for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2021 were $17.7 million and $52.4 million, respectively.

Maintenance for our vessels and expenses related to drydocking expenses are reimbursed at cost by Navios Partners to our Managers under the Management Agreements (as defined herein).

Maintenance and Replacement Capital Expenditures Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2022 will be approximately $243.5 million, for replacing our vessels at the end of their useful lives.

The amount for estimated replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life for drybulk and tanker vessels and a 30-year useful life for containerships; and (iii) a relative net investment rate.

The amount for estimated maintenance capital expenditures attributable to future vessel drydocking and special survey was based on certain assumptions including the remaining useful life of the owned vessels of our fleet, market costs of drydocking and special survey and a relative net investment rate.

Our Board of Directors, with the approval of the Conflicts Committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units, which could be dilutive to existing unitholders.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us on the common units on any quarter.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

See Note 14 – Cash distributions and earnings per unit to the unaudited condensed consolidated financial statements included elsewhere in this Report.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at a rate based on a premium over U.S. $ LIBOR or SOFR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month periods ended September 30, 2022 and 2021, we paid interest on our outstanding debt at a weighted average interest rate of 4.59% and 4.29%, respectively. An 1% increase in LIBOR or SOFR would have increased our interest expense for the nine month periods ended September 30, 2022 and 2021 by $9.1 million and $4.8 million, respectively.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history.

For the nine month period ended September 30, 2022, Swissmarine represented approximately 10.5% of total revenues. For the nine month period ended September 30, 2021, Swissmarine represented approximately 14.8% of total revenues. No other customers accounted for 10% or more of total revenues for any of the periods presented.

If we lose a charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most charters and the cyclical nature of the industry or we may be forced to charter the vessel on the spot market at then market rates which may be less favorable than the charter that has been terminated. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. If we lose a vessel, any replacement or newbuilding would not generate revenues during its construction acquisition period, and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

Even if we successfully charter our vessels in the future, our charterers may go bankrupt or fail to perform their obligations under the charter agreements, they may delay payments or suspend payments altogether, they may terminate the charter agreements prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the charters. The permanent loss of a customer, time charter or vessel, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions in the event we are unable to replace such customer, time charter or vessel. For further details, please read “Risk Factors” in our 2021 Annual Report on Form 20-F.

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this Report.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Other than as described below, all significant accounting policies are as described in Note 2-Summary of Significant Accounting Policies to the notes to the consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the SEC on April 12, 2022 and in Note 2-Summary of Significant Accounting Policies included in the accompanying notes to the unaudited condensed consolidated financial statements included elsewhere in this report.

Exhibit List

Exhibit No.

99.1	Facility Agreement dated September 30, 2022, by and among Melpomene Shipping Corporation and Urania Shipping Corporation, as borrowers, and KFW IPEX-Bank GMBH, as lender, mandated lead arranger, facility agent and security agent *

99.2	Form of Bareboat Charter and Memorandum of Agreement, dated October 27, 2022, for the sale and leaseback transaction between Xiang H131 International Ship Lease Co., Limited Xiang H129 International Ship Lease Co., Limited Xiang H130 International Ship Lease Co., Limited, Xiang H104 International Ship Lease Co., Limited, Xiang H119 International Ship Lease Co., Limited, Xiang H132 International Ship Lease Co., Limited, Jiahai International Ship Lease Co., Limited, Jialong International Ship Lease Co., Limited,, Xiang L33 HK International Ship Lease Co., Limited, Xiang T51 HK International Ship Lease Co., Limited, Longshi International Ship Lease Co., Limited, Longli International Ship Lease Co., Limited, being subsidiaries Bank of Communications Financial Leasing Company Limited, and Velour Management Corp., Morven Chartering Inc., Isolde Shipping Inc., Rodman Maritime Corp., Silvanus Marine Company, Enplo Shipping Limited, Olympia II Navigation Limited, Pingel Navigation Limited, Ebba Navigation Limited, Clan Navigation Limited, Evian Shiptrade Ltd, Anthimar Marine Inc. being wholly owned subsidiaries of Navios Maritime Partners L.P., providing for the sale and leaseback of the Navios Vermilion, Matson Oahu, Navios Indigo, Navios Spring, Navios Summer, Navios Verde, Navios Domino, Navios Delight, Navios Destiny, Navios Devotion, Matson Lanai, Navios Amarillo, respectively.*

99.3	Unaudited condensed combined financial statements as at and for each of the six month periods ended June 30, 2022 and 2021 and audited combined financial statements as at and for each of the years ended December 31, 2021 and 2020 of the Dry Bulk Group of Companies (a fleet of Navios Maritime Holdings Inc.)*

99.4

Unaudited pro forma condensed combined financial statements as at and for the six month periods ended June 30, 2022 and unaudited pro forma condensed combined financial statements as at and for each of the years ending December 31, 2021 and 2020 of the Dry Bulk Group of Companies (a fleet of Navios Maritime Holdings Inc.)*

99.5	Consent of PricewaterhouseCoopers independent auditor for the Dry Bulk Group of Companies (a fleet of Navios Maritime Holdings Inc.)*

*	Filed herewith

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars except unit data)

	Notes	September 30, 2022 (unaudited)	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	4	$91,971	$159,467
Restricted cash	4	18,349	9,979
Vessel held for sale	5, 8	13,965	—
Accounts receivable, net		50,109	23,774
Prepaid expenses and other current assets	16	65,497	33,120

Total current assets		239,891	226,340

Vessels, net	5	3,794,454	2,852,570
Deposits for vessels acquisitions	12	133,899	46,335
Other long-term assets	7, 12	48,002	48,168
Deferred dry dock and special survey costs, net		94,061	69,882
Amounts due from related parties	13	42,083	35,245
Intangible assets	6	86,332	100,422
Operating lease assets	15	335,809	244,337

Total non-current assets		4,534,640	3,396,959

Total assets		$4,774,531	$3,623,299

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$31,487	$21,062
Accrued expenses		18,927	12,889
Liabilities associated with the vessel held for sale	7	10,708	—
Deferred revenue		30,672	23,921
Operating lease liabilities, current portion	15	40,816	18,292
Amounts due to related parties	13	115,820	64,204
Current portion of financial liabilities, net	7, 15	179,094	82,291
Current portion of long-term debt, net	7	170,341	172,846

Total current liabilities		597,865	395,505

Operating lease liabilities, net	15	280,445	225,512
Unfavorable lease terms	6	58,665	122,481
Long-term financial liabilities, net	7, 15	814,940	465,633
Long-term debt, net	7	752,214	640,939
Other long-term liabilities	12	44,189	3,504

Total non-current liabilities		1,950,453	1,458,069

Total liabilities		$2,548,318	$1,853,574

Commitments and contingencies	12	—	—
Partners’ capital:
Common Unitholders (30,184,388 and 30,197,087 units issued and outstanding at September 30, 2022 and December 31, 2021, respectively)	9	2,191,079	1,743,717
General Partner (622,296 and 622,555 units issued and outstanding at September 30, 2022 and December 31, 2021, respectively)	9	35,134	26,008

Total partners’ capital		2,226,213	1,769,725

Total liabilities and partners’ capital		$4,774,531	$3,623,299

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

	Notes	Three Month Period Ended September 30, 2022 (unaudited)	Three Month Period Ended September 30, 2021 (unaudited)	Nine Month Period Ended September 30, 2022 (unaudited)	Nine Month Period Ended September 30, 2021 (unaudited)
Time charter and voyage revenues	2,10, 15	$322,387	$227,957	$839,665	$445,029
Time charter and voyage expenses	15	(35,439)	(11,465)	(74,300)	(19,829)
Direct vessel expenses	13	(15,398)	(10,864)	(39,511)	(18,007)
Vessel operating expenses (entirely through related parties transactions)	13	(78,928)	(53,952)	(226,089)	(118,685)
General and administrative expenses	13	(15,597)	(9,491)	(43,683)	(24,717)
Depreciation and amortization of intangible assets	5,6	(59,270)	(32,102)	(143,820)	(67,309)
Amortization of unfavorable lease terms	6	24,779	35,576	64,205	77,602
Gain on sale of vessels, net	5	143,764	30,859	143,764	30,348
Interest expense and finance cost, net		(22,270)	(14,446)	(50,019)	(27,624)
Interest income		74	—	98	859
Other expense, net		(6,938)	(4,969)	(9,321)	(8,864)
Equity in net earnings of affiliated companies	3	—	—	—	80,839
Transaction costs		—	(2,870)	—	(2,870)
Bargain gain	3	—	3,962	—	48,015

Net income		$257,164	$158,195	$460,989	$394,787

Net loss attributable to the noncontrolling interest		—	3,859	—	3,859

Net income attributable to Navios Partners’ unitholders		$257,164	$162,054	$460,989	$398,646

Net income attributable to Navios Partners’ unitholders	Three Month Period Ended September 30, 2022 (unaudited)	Three Month Period Ended September 30, 2021 (unaudited)	Nine Month Period Ended September 30, 2022 (unaudited)	Nine Month Period Ended September 30, 2021 (unaudited)
Common Unitholders	$252,021	$158,813	$451,770	$390,673
General Partner	5,143	3,241	9,219	7,973

Net income attributable to Navios Partners’ unitholders	$257,164	$162,054	$460,989	$398,646

Earnings attributable to Navios Partners’ unitholders per unit (see note 14):

	Three Month Period Ended September 30, 2022 (unaudited)	Three Month Period Ended September 30, 2021 (unaudited)	Nine Month Period Ended September 30, 2022 (unaudited)	Nine Month Period Ended September 30, 2021 (unaudited)
Earnings attributable to Navios Partners’ unitholders per unit:
Earnings attributable to Navios Partners’ unitholders per common unit, basic	$8.36	$5.97	$14.98	$19.27
Earnings attributable to Navios Partners’ unitholders per common unit, diluted	$8.35	$5.95	$14.97	$19.19

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Notes	Nine Month Period Ended September 30, 2022 (unaudited)	Nine Month Period Ended September 30, 2021 (unaudited)
OPERATING ACTIVITIES:
Net income		$460,989	$394,787
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of intangible assets	5,6	143,820	67,309
Amortization of unfavorable lease terms	6	(64,205)	(77,602)
Non-cash amortization of deferred revenue and straight-line		36,128	(1,702)
Amortization of operating lease assets/ liabilities	15	1,297	(187)
Amortization and write-off of deferred finance costs and discount		3,928	2,468
Amortization of deferred dry dock and special survey costs		20,503	11,042
Gain on sale of vessels, net	5	(143,764)	(30,348)
Bargain gain	3	—	(48,015)
Equity in net earnings of affiliated companies	3	—	(80,839)
Stock-based compensation	9	122	370
Changes in operating assets and liabilities:
Increase in accounts receivable		(21,638)	(5,051)
Increase in prepaid expenses and other current assets		(26,152)	(6,654)
Increase in amounts due from related parties	13	(6,838)	(18,175)
Increase in accounts payable		7,775	3,023
Increase/ (decrease) in accrued expenses		1,159	(5,644)
Increase in deferred revenue		4,345	13,324
Decrease in amounts due to related parties	13	(2,361)	(37,492)
Payments for dry dock and special survey costs		(48,837)	(32,461)

Net cash provided by operating activities		366,271	148,153
INVESTING ACTIVITIES:
Net cash proceeds from sale of vessels	5	215,250	107,615
Deposits for acquisition/ option to acquire vessel		(95,472)	(48,464)
Cash acquired from asset acquisitions/ business acquisitions	2, 3	9,862	42,676
Acquisition of/ additions to vessels, net of cash acquired	2, 5	(395,350)	(213,751)
Repayments of notes receivable		—	8,872

Net cash used in investing activities		(265,710)	(103,052)
FINANCING ACTIVITIES:
Cash distributions paid	14	(4,623)	(3,074)
Net proceeds from issuance of general partner units	9	—	8,067
Net proceeds from issuance of common units	9	—	198,495
Repayment of long-term debt and financial liabilities	7	(497,573)	(789,436)
Payments of deferred finance costs		(2,726)	(11,267)
Proceeds from long-term debt and financial liabilities	7,9	345,235	662,566

Net cash (used in)/ provided by financing activities		(159,687)	65,351

(Decrease)/ Increase in cash, cash equivalents and restricted cash		(59,126)	110,452
Cash, cash equivalents and restricted cash, beginning of period		169,446	30,728

Cash, cash equivalents and restricted cash, end of period		$110,320	$141,180

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Nine Month Period Ended September 30, 2022 (unaudited)	Nine Month Period Ended September 30, 2021 (unaudited)
Supplemental disclosures of cash flow information
Cash interest paid	$48,447	$35,087
Non-cash financing activities
Stock-based compensation	$122	$370
Long-term debt and financial liabilities assumed	$609,037	$—
Long-term financial liabilities	$107,685	$—
Non-cash investing activities
Deposits for acquisition/ option to acquire vessel (see Note 12)	$(3,430)	$—
Acquisition of vessels	$(729,389)	$(5,766)

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. Dollars except unit data)

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Total Partners’ Capital
Balance, December 31, 2021	622,555	$26,008	30,197,087	$1,743,717	$1,769,725

Cash distribution paid ($0.05 per unit—see Note 14)	—	(31)	—	(1,510)	(1,541)
Stock-based compensation (see Note 9)	—	—	—	42	42
Net income	—	1,713	—	83,952	85,665

Balance, March 31, 2022	622,555	$27,690	30,197,087	$1,826,201	$1,853,891

Cash distribution paid ($0.05 per unit—see Note 14)	—	(31)	—	(1,510)	(1,541)
Stock-based compensation (see Note 9)	—	—	—	40	40
Net income	—	2,363	—	115,797	118,160

Balance June 30, 2022	622,555	$30,022	30,197,087	$1,940,528	$1,970,550

Cash distribution paid ($0.05 per unit—see Note 14)	—	(31)	—	(1,510)	(1,541)
Units cancelled/ forfeited (see Note 9)	(259)	—	(12,699)	—	—
Stock-based compensation (see Note 9)	—	—	—	40	40
Net income	—	5,143	—	252,021	257,164

Balance September 30, 2022	622,296	$35,134	30,184,388	$2,191,079	$2,226,213

	Limited Partners
	General Partner		Common Unitholders
	Units	Amount	Units	Amount	Noncontrolling Interest	Total Partners’ Capital
Balance, December 31, 2020	237,822	$2,817	11,345,187	$652,013	—	$654,830

Cash distribution paid ($0.05 per unit—see Note 14)	—	(12)	—	(567)	—	(579)
Proceeds from public offering and issuance of units, net of offering costs (see Note 9)	8,142	203	398,934	9,705	—	9,908
Units issued for the acquisition of Navios Containers, net of expenses (see Note 9)	165,989	3,911	8,133,452	191,624	—	195,535
Stock-based compensation (see Note 9)	—	—	—	118	—	118
Net income	—	2,733	—	133,946	—	136,679

Balance, March 31, 2021	411,953	$9,652	19,877,573	$986,839	—	$996,491

Cash distribution paid ($0.05 per unit—see Note 14)	—	(22)	—	(1,105)	—	(1,127)
Proceeds from public offering and issuance of units, net of offering costs (see Note 9)	120,042	3,417	5,882,061	163,233	—	166,650
Stock-based compensation (see Note 9)	—	—	—	116	—	116
Net income	—	1,999	—	97,914	—	99,913

Balance June 30, 2021	531,995	$15,046	25,759,634	$1,246,997	—	$1,262,043

Cash distribution paid ($0.05 per unit—see Note 14)	—	(28)	—	(1,340)	—	(1,368)
Proceeds from public offering and issuance of units, net of offering costs (see Note 9)	21,413	536	1,049,227	25,557	—	26,093
Deemed contribution (see Note 3)	—	3,000	—	147,000	—	150,000
Stock-based compensation (see Note 9)	—	—	—	136	—	136
Net income/ (loss)	—	3,241	—	158,813	(3,859)	158,195
Fair value of noncontrolling interest (see Note 3)	—	—	—	—	57,635	57,635

Balance September 30, 2021	553,408	$21,795	26,808,861	$1,577,163	53,776	$1,652,734

See unaudited notes to the condensed consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners” or the “Company”), is an international owner and operator of dry cargo and tanker vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands. The Company’s general partner is Olympos Maritime Ltd. (the “General Partner”) (see Note 13 – Transactions with related parties and affiliates).

Navios Partners is engaged in the seaborne transportation services of a wide range of liquid and dry cargo commodities including crude oil, refined petroleum, chemicals, iron ore, coal, grain, fertilizer and also containers, chartering its vessels under short, medium and longer-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc., (the “Manager”) and Navios Tankers Management Inc. (“Tankers Manager” and together with the Manager, the “Managers”) which are entities affiliated with the Company’s Chairwoman and Chief Executive Officer (see Note 13 – Transactions with related parties and affiliates).

As of September 30, 2022, there were 30,184,388 outstanding common units and 622,296 general partnership units. As of September 30, 2022, Navios Maritime Holdings Inc. (“Navios Holdings”) owned an approximately 10.3% ownership interest in Navios Partners and the General Partner held an approximately 2.0% ownership interest in Navios Partners based on all outstanding common units and general partner units.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Partners’ consolidated balance sheets, statement of partners’ capital, statements of operations and cash flows for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Partners’ Annual Report for the year ended December 31, 2021 filed on Form 20-F on April 12, 2022 with the U.S. Securities and Exchange Commission (“SEC”).

Based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance, management believes that the Company has adequate financial resources, including cash from sale of vessels (see Note 5 – Vessels, net and Note 17 – Subsequent Events) to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these condensed consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

Following Russia’s invasion of Ukraine in February 2022 the United States, the European Union, the United Kingdom and other countries have announced sanctions against Russia, and may impose wider sanctions and take other actions in the future. To date, no apparent consequences have been identified on the Company’s business. It should be noted that since the Company employs Ukrainian and Russian seafarers, it may face problems in relation to their employment, repatriation, salary payments and be subject to claims in this regard. Notwithstanding the foregoing, it is possible that these tensions might eventually have an adverse impact on our business, financial condition, results of operations and cash flows.

(b) Principles of consolidation: The accompanying interim condensed consolidated financial statements include Navios Partners’ wholly owned subsidiaries incorporated under the laws of the Republic of Marshall Islands, Liberia, Malta, Delaware, Cayman Islands, Hong Kong, British Virgin Islands, Luxemburg and Belgium from their dates of incorporation or from the date of acquiring control or, for chartered-in vessels, from the dates charter-in agreements were in effect. All significant inter-company balances and transactions have been eliminated in Navios Partners’ consolidated financial statements.

Navios Partners also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if it determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which Navios Partners has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity.

A discussion of the Company’s significant accounting policies can be found in Note 2 to the Company’s Consolidated Financial Statements included in the Annual Report on Form 20-F on April 12, 2022 with the SEC for the year ended December 31, 2021. There have been no material changes to these policies in the nine months ended September 30, 2022, except for as discussed below:

(c) Asset Acquisitions: When the Company enters into an acquisition transaction, it determines whether the acquisition transaction is a purchase of an asset or a business based on the facts and circumstances of the transaction. In accordance with Topic 805, Business Combinations, the Company first evaluates whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets (Step 1). If that threshold is met, the set of assets and activities is not a business. If the threshold is not met, the Company evaluates whether the set meets the definition of a business (Step 2). To be considered a business, a set must include an input and a substantive process that together significantly contributes to the ability to create an output. All assets acquired and liabilities assumed in a business combination are measured at their acquisition date fair values. For asset acquisitions, the net assets acquired should be measured following a cost accumulation and allocation model under which the cost of the acquisition is allocated on a relative fair value basis to the qualifying assets acquired. Transaction costs associated with asset acquisitions are capitalized.

On July 26, 2022, the Company entered into a share purchase agreement to acquire a 36-vessel drybulk fleet for a purchase price of $835,000 including the assumption of bank liabilities, bareboat obligations and finance leasing obligations, subject to debt and working capital adjustments, from Navios Holdings. The fleet consists of: (i) 30 vessels (including eight vessels under sale and leaseback and ten vessels under finance leases), (ii) five operating leases (all with purchase options) and (iii) one vessel that has been classified as held for sale. On July 29, 2022, 15 of the 36 vessels were delivered to Navios Partners. On September 8, 2022, the remaining 21 vessels were delivered to Navios Partners.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The Company performed an assessment, as defined under ASC 805, Business Combinations, and concluded that the acquisition of the 36-vessel drybulk fleet is an asset acquisition. The consideration paid amounted to $370,638 and is presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows including working capital balances of $(37,016) in accordance with the share purchase agreement of which an amount of $9,862 related to cash and cash equivalents and restricted cash and is presented under the caption “Cash acquired from asset acquisitions/ business acquisitions” in the condensed Consolidated Statements of Cash Flows. The amount of net assets acquired compared to the cost of consideration resulted in an excess value of $217,161 that was allocated to qualyfing assets on a relative fair value basis. The qualifying assets were the vessels held and used, leases (finance and operating lease assets) and intangible assets.

Vessels held and used acquired as part of an asset acquisition are recorded at fair value, which is determined based on vessel valuations, obtained from independent third party shipbrokers which are, among other things, based on recent sales and purchase transactions of similar vessels.

When a vessel along with the current charter contract is acquired where the company acts as a lessor as part of asset acquisition, intangible assets and intangible liabilities are recorded at fair value. Navios Partners recorded favorable and unfavorable lease terms (intangible assets and liabilities) amounting to $15,790 and $389, respectively (see Note 6 – Intangible assets and liabilities). The fair value of the favorable and unfavorable lease terms (intangible assets and liabilities) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to the current market charter rates for a similar contract and (ii) discounted using the Company’s relevant discount factor of 11.32%.

For acquired leases as part of an asset acquisition, where the Company is a lessee, the Company has elected to reassess classification. The Company recognizes the right-of-use assets for operating and finance leases acquired at the same amount as the lease liability, adjusted to reflect favorable and unfavorable terms of the lease when compared with market terms.

(d) Operating leases: In cases of operating lease agreements where an entity acts as the lessee that meet the definition of ASC 842 for a short-term lease, a lease that has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise, it can make the short-term lease election at the commencement date. A lessee that makes the short-term lease election does not recognize a lease liability or right-of-use asset on its balance sheet. Instead, the lessee recognizes lease payments on a straight-line basis over the lease term.

Following the acquisition of the 36-vessel drybulk fleet from Navios Holdings, Navios Partners upon reassessing the classification of the leases in accordance with the criteria in ASC 842, concluded that for a Capesize vessel, with a remaining lease term of less than one year charter-in agreement, the criteria of the definition of short-term lease were met. Consequently, the Company has not recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability (if any). The lease payments of the vessel are included under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Operations (see Note 15 – Leases)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The accompanying interim condensed consolidated financial statements include the following entities:

Company name	Vessel name	Country of incorporation	2022	2021
Libra Shipping Enterprises Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Alegria Shipping Corporation(35)	Navios Alegria	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Felicity Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Gemini Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Galaxy Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Palermo Shipping S.A	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Fantastiks Shipping Corporation(12)	Navios Fantastiks	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Surf Maritime Co.(12)	Navios Pollux	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Customized Development S.A.	Navios Fulvia	Liberia	1/01 – 9/30	1/01 – 9/30
Kohylia Shipmanagement S.A.	Navios Luz	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Golem Navigation Limited(13)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Kymata Shipping Co.	Navios Helios	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Joy Shipping Corporation	Navios Joy	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Micaela Shipping Corporation	Navios Harmony	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Pearl Shipping Corporation	Navios Sun	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Velvet Shipping Corporation	Navios La Paix	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Perigiali Navigation Limited(12)	Navios Beaufiks	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Finian Navigation Co.(12)	Navios Ace	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Ammos Shipping Corp.	Navios Prosperity I	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Wave Shipping Corp.	Navios Libertas	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Casual Shipholding Co.(12)	Navios Sol	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Avery Shipping Company	Navios Symphony	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Coasters Ventures Ltd.	Navios Christine B	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Ianthe Maritime S.A.	Navios Aster	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Rubina Shipping Corporation	Hyundai Hongkong	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Topaz Shipping Corporation	Hyundai Singapore	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Beryl Shipping Corporation	Hyundai Tokyo	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Cheryl Shipping Corporation	Hyundai Shanghai	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Christal Shipping Corporation	Hyundai Busan	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Fairy Shipping Corporation (5)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Limestone Shipping Corporation (28)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Dune Shipping Corp.	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Citrine Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Cavalli Navigation Inc.	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Seymour Trading Limited(2)	Navios Altair I	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Goldie Services Company(34)	Navios Symmetry	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Andromeda Shiptrade Limited	Navios Apollon I	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Esmeralda Shipping Corporation	Navios Sphera	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Triangle Shipping Corporation	Navios Mars	Marshall Is.	1/01 – 9/30	1/01 – 9/30

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Oceanus Shipping Corporation(19)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Cronus Shipping Corporation	Protostar N	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Leto Shipping Corporation(17)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Dionysus Shipping Corporation(4)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Prometheus Shipping Corporation(18)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Camelia Shipping Inc.(31)	Navios Camelia	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Anthos Shipping Inc.	Navios Anthos	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Azalea Shipping Inc.(1)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Amaryllis Shipping Inc.	Navios Amaryllis	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Zaffre Shipping Corporation(14)	Serenitas N	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Wenge Shipping Corporation(14),(20)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Sunstone Shipping Corporation(14)	Copernicus N	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Fandango Shipping Corporation(14)	Unity N	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Flavescent Shipping Corporation(14)	Odysseus N	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Emery Shipping Corporation(15)	Navios Gem	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Rondine Management Corp.(15)	Navios Victory	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Prosperity Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Aldebaran Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
JTC Shipping and Trading Ltd.(11)	Holding Company	Malta	1/01 – 9/30	1/01 – 9/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Navios Maritime Operating LLC.	N/A	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Navios Partners Finance (US) Inc.	Co-Borrower	Delaware	1/01 – 9/30	1/01 – 9/30
Navios Partners Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Solange Shipping Ltd.(16)	Navios Avior	Marshall Is.	1/01 – 9/30	3/30 – 9/30
Mandora Shipping Ltd.(16)	Navios Centaurus	Marshall Is.	1/01 – 9/30	3/30 – 9/30
Olympia II Navigation Limited	Navios Domino	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Pingel Navigation Limited	Navios Delight	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Ebba Navigation Limited	Navios Destiny	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Clan Navigation Limited	Navios Devotion	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Sui An Navigation Limited(23)	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Bertyl Ventures Co.	Navios Azure	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Silvanus Marine Company	Navios Summer	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Anthimar Marine Inc.	Navios Amarillo	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Enplo Shipping Limited	Navios Verde	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Morven Chartering Inc.	Navios Verano (ex. Matson Oahu)	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Rodman Maritime Corp.	Navios Spring	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Isolde Shipping Inc.	Navios Indigo	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Velour Management Corp.	Navios Vermilion	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Evian Shiptrade Ltd.	Matson Lanai	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Theros Ventures Limited	Navios Lapis	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Legato Shipholding Inc.	Navios Tempo	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Inastros Maritime Corp.	Navios Chrysalis	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Zoner Shiptrade S.A.	Navios Dorado	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Jasmer Shipholding Ltd.	Navios Nerine	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Thetida Marine Co.	Navios Magnolia	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Jaspero Shiptrade S.A.	Navios Jasmine	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Peran Maritime Inc.	Zim Baltimore	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Nefeli Navigation S.A.	Navios Unison	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Crayon Shipping Ltd	Navios Miami	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Chernava Marine Corp.	Bahamas	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Proteus Shiptrade S.A	Zim Carmel	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Vythos Marine Corp.	Navios Constellation	Marshall Is.	1/01 – 9/30	3/31 – 9/30

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Navios Maritime Containers Sub L.P.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Navios Partners Containers Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Boheme Navigation Company	Sub-Holding Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Navios Partners Containers Inc.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Iliada Shipping S.A.	Operating Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Vinetree Marine Company	Operating Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Afros Maritime Inc.	Operating Company	Marshall Is.	1/01 – 9/30	3/31 – 9/30
Cavos Navigation Co.(9)	Navios Libra	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Perivoia Shipmanagement Co.(10)	Navios Amitie	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Pleione Management Limited(10)	Navios Star	Marshall Is.	1/01 – 9/30	1/01 – 9/30
Bato Marine Corp.(32)	Navios Armonia	Marshall Is.	1/01 – 9/30	3/05 – 9/30
Agron Navigation Company(21)	Navios Azalea	Marshall Is.	1/01 – 9/30	3/05 – 9/30
Teuta Maritime S.A.(22)	TBN IV	Marshall Is.	1/01 – 9/30	3/05 – 6/30
Ambracia Navigation Company(29)	Navios Primavera	Marshall Is.	1/01 – 9/30	3/05 – 9/30
Artala Shipping Co.(22)	TBN II	Marshall Is.	1/01 – 9/30	3/05 – 9/30
Migen Shipmanagement Ltd.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	3/05 – 9/30
Bole Shipping Corporation(24)	Spectrum N	Marshall Is.	1/01 – 9/30	4/28 – 9/30
Brandeis Shipping Corporation(24)	Ete N	Marshall Is.	1/01 – 9/30	5/10 – 9/30
Buff Shipping Corporation(24)	Fleur N	Marshall Is.	1/01 – 9/30	5/10 – 9/30
Morganite Shipping Corporation(25)	TBN III	Marshall Is.	1/01 – 9/30	6/01 – 9/30
Balder Martitime Ltd.(26)	Navios Koyo	Marshall Is.	1/01 – 9/30	6/04 – 9/30
Melpomene Shipping Corporation(25)	TBN V	Marshall Is.	1/01 – 9/30	6/23 – 9/30
Urania Shipping Corporation(25)	TBN VI	Marshall Is.	1/01 – 9/30	6/23 – 9/30
Terpsichore Shipping Corporation(8)	TBN VII	Marshall Is.	1/01 – 9/30	6/23 – 9/30
Erato Shipping Corporation(8)	TBN VIII	Marshall Is.	1/01 – 9/30	6/23 – 9/30
Lavender Shipping Corporation(12)(7)	Navios Ray	Marshall Is.	1/01 – 9/30	6/30 – 9/30
Nostos Shipmanagement Corp.(12) (7)	Navios Bonavis	Marshall Is.	1/01 – 9/30	6/30 – 9/30
Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Navios Acquisition Europe Finance Inc.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Navios Acquisition Finance (US) Inc.	Co-Issuer of Ship Mortgage Notes	Delaware	1/01 – 9/30	8/25 – 9/30
Navios Maritime Midstream Partners GP LLC	Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Letil Navigation Ltd.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Navios Maritime Midstream Partners Finance (US) Inc.	Sub-Holding Company	Delaware	1/01 – 9/30	8/25 – 9/30
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Amorgos Shipping Corporation(38)	Nave Cosmos	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Andros Shipping Corporation(38)	Nave Polaris	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Antikithira Shipping Corporation	Nave Equator	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Antiparos Shipping Corporation	Nave Atria	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Antipaxos Shipping Corporation(39)	Nave Dorado	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Antipsara Shipping Corporation	Nave Velocity	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Crete Shipping Corporation	Nave Cetus	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Delos Shipping Corporation	Nave Photon	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Folegandros Shipping Corporation	Nave Andromeda	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Ikaria Shipping Corporation	Nave Aquila	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Ios Shipping Corporation	Nave Cielo	Cayman Islands	1/01 – 9/30	8/25 – 9/30
Iraklia Shipping Corporation	Bougainville	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Kimolos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Kithira Shipping Corporation	Nave Orbit	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Kos Shipping Corporation	Nave Bellatrix	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Lefkada Shipping Corporation	Nave Buena Suerte	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Leros Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Mytilene Shipping Corporation	Nave Orion	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Oinousses Shipping Corporation	Nave Jupiter	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Psara Shipping Corporation	Nave Luminosity	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Rhodes Shipping Corporation	Nave Cassiopeia	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Samos Shipping Corporation	Nave Synergy	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Samothrace Shipping Corporation	Nave Pulsar	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Serifos Shipping Corporation	Nave Estella	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Sifnos Shipping Corporation	Nave Titan	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Skiathos Shipping Corporation	Nave Capella	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Skopelos Shipping Corporation	Nave Ariadne	Cayman Islands	1/01 – 9/30	8/25 – 9/30
Skyros Shipping Corporation	Nave Sextans	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Syros Shipping Corporation	Nave Alderamin	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Thera Shipping Corporation	Nave Atropos	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Tilos Shipping Corporation	Nave Spherical	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Tinos Shipping Corporation	Nave Rigel	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Zakynthos Shipping Corporation	Nave Quasar	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Cyrus Investments Corp.	Baghdad	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Olivia Enterprises Corp.	Erbil	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Limnos Shipping Corporation	Nave Pyxis	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Thasos Shipping Corporation	Nave Equinox	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Agistri Shipping Limited	Operating Subsidiary	Malta	1/01 – 9/30	8/25 – 9/30
Paxos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Donoussa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Schinousa Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Alonnisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Makronisos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Shinyo Loyalty Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 9/30	8/25 – 9/30
Shinyo Navigator Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 9/30	8/25 – 9/30
Amindra Navigation Co.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Navios Maritime Midstream Partners L.P.	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Navios Maritime Midstream Operating LLC	Sub-Holding Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Shinyo Dream Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 9/30	8/25 – 9/30
Shinyo Kannika Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 9/30	8/25 – 9/30
Shinyo Kieran Limited	Nave Universe	British Virgin Islands	1/01 – 9/30	8/25 – 9/30
Shinyo Ocean Limited	Former Vessel-Owning Company	Hong Kong	1/01 – 9/30	8/25 – 9/30
Shinyo Saowalak Limited	Nave Constellation	British Virgin Islands	1/01 – 9/30	8/25 – 9/30
Sikinos Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Kerkyra Shipping Corporation	Nave Galactic	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Doxa International Corp.	Nave Electron	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Alkmene Shipping Corporation(38)	Star N	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Aphrodite Shipping Corporation	Aurora N	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Dione Shipping Corporation	Lumen N	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Persephone Shipping Corporation	Hector N	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Rhea Shipping Corporation(36)	Perseus N	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Tzia Shipping Corporation (30)	Nave Celeste	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Boysenberry Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Cadmium Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Celadon Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Cerulean Shipping Corporation	Former Vessel-Owning Company	Marshall Is.	1/01 – 9/30	8/25 – 9/30
Kleio Shipping Corporation (6)	TBN IX	Marshall Is.	1/01 – 9/30	8/12 – 9/30
Polymnia Shipping Corporation (6)	TBN X	Marshall Is.	1/01 – 9/30	8/12 – 9/30

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Goddess Shiptrade Inc.	Navios Astra	Marshall Is.	1/01 – 9/30	8/02 – 9/30
Navios Acquisition Merger Sub. Inc.	Merger SPV	Marshall Is.	1/01 – 9/30	8/23 – 9/30
Aramis Navigation Inc.(3)	Navios Azimuth	Marshall Is.	1/01 – 9/30	7/09 – 9/30
Thalia Shipping Corporation (6)	TBN XIII	Marshall Is.	1/01 – 9/30	—
Muses Shipping Corporation (6)	TBN XIV	Marshall Is.	1/01 – 9/30	—
Euterpe Shipping Corporation (8)	TBN XII	Marshall Is.	1/01 – 9/30	—
Calliope Shipping Corporation (25)	TBN XI	Marshall Is.	1/01 – 9/30	—
Karpathos Shipping Corporation (6)	TBN XIX	Marshall Is.	6/22 – 9/30	—
Patmos Shipping Corporation (27)	TBN XX	Marshall Is.	6/22 – 9/30	—
Tarak Shipping Corporation (8)	TBN XV	Marshall Is.	4/26 – 9/30	—
Astrovalos Shipping Corporation (6)	TBN XVI	Marshall Is.	4/26 – 9/30	—
Ithaki Shipping Corporation (6)	TBN XVII	Marshall Is.	4/26 – 9/30	—
Gavdos Shipping Corporation (27)	TBN XVIII	Marshall Is.	4/26 – 9/30	—
Galera Management Company(22)	TBN I	Marshall Is.	6/24 – 9/30	—
Vatselo Enterprises Corp. (21)	TBN XXIII	Marshall Is.	6/24 – 9/30	—
Thalassa Marine S.A.	Navios Galaxy II	Marshall Is.	7/29 – 9/30	—
Anafi Shipping Corporation(12)	Navios Sky	Marshall Is.	9/08 – 9/30	—
Asteroid Shipping S.A.	Navios Herakles I	Marshall Is.	7/29 – 9/30	—
Bulkinvest S.A.	Operating Company	Luxembourg	9/08 – 9/30	—
Cloud Atlas Marine S.A.	Navios Uranus	Marshall Is.	7/29 – 9/30	—
Corsair Shipping Ltd. (33)	Navios Ulysses	Marshall Is.	9/08 – 9/30	—
Ducale Marine Inc.	Navios Etoile	Marshall Is.	9/08 – 9/30	—
Faith Marine Ltd (12)	Navios Altamira	Marshall Is.	9/08 – 9/30	—
Kleimar N.V. (37)	Operating Company/Vessel Owning Company/ Management Company	Belgium	9/08 – 9/30	—
Iris Shipping Corporation	N Amathia	Marshall Is.	9/08 – 9/30	—
Moonstone Shipping Corporation	Jupiter N	Marshall Is.	9/08 – 9/30	—
NAV Holdings Limited	Sub-Holding Company	Malta	9/08 – 9/30	—
Navios International Inc.	Operating Company	Marshall Is.	7/29 – 9/30	—
Veja Navigation Company	Sub-Holding Company	Marshall Is.	9/08 – 9/30	—
Vernazza Shiptrade Inc. (12)	Navios Canary	Marshall Is.	9/08 – 9/30	—
White Narcissus Marine S.A. (12) (37)	Navios Asteriks	Marshall Is.	9/08 – 9/30	—
Talia Shiptrade S.A.	Navios Magellan II	Marshall Is.	7/29 – 9/30	—
Shikhar Ventures S.A. (12)	Navios Stellar	Liberia	9/08 – 9/30	—
Opal Shipping Corporation	Rainbow N	Marshall Is.	9/08 – 9/30	—
Pharos Navigation S.A. (12)	Navios Phoenix	Marshall Is.	9/08 – 9/30	—
Pueblo Holdings Ltd. (12)	Navios Lumen	Marshall Is.	9/08 – 9/30	—
Red Rose Shipping Corp.	Navios Bonheur	Marshall Is.	9/08 – 9/30	—
Rider Shipmanagement Inc.	Navios Felicity I	Marshall Is.	7/29 – 9/30	—
Roselite Shipping Corporation (12)	Navios Corali	Marshall Is.	9/08 – 9/30	—
Rumer Holding Ltd.	Navios Antares	Marshall Is.	9/08 – 9/30	—
Jasmine Shipping Corporation	N Bonanza	Marshall Is.	9/08 – 9/30	—
Highbird Management Inc.	Navios Celestial	Marshall Is.	9/08 – 9/30	—

(1)	The vessel was sold on August 13, 2021.
(2)	The vessel was sold on October 29, 2021.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

(3)	The vessel was acquired on July 9, 2021.

(4)	The vessel was sold on August 16, 2021.

(5)	The vessel was sold on September 12, 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(6)	Expected to be delivered by the second half of 2024.

(7)	The vessel was acquired on June 30, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(8)	Expected to be delivered by the first half of 2024.

(9)	The vessel was delivered on July 24, 2019 (see Note 15 – Leases to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(10)	The vessels were delivered on May 28, 2021 and June 10, 2021 (see Note 15 – Leases to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(11)	Not a vessel-owning subsidiary and only holds right to charter-in contracts.

(12)	Vessels under the sale and leaseback transaction.

(13)	The vessel was sold on December 10, 2020.

(14)	The vessels were acquired on June 29, 2020, following the liquidation of Navios Europe II.

(15)	The vessels were acquired on September 30, 2020.

(16)	The vessels were acquired on March 30, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(17)	The vessel was sold on January 13, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(18)	The vessel was sold on January 28, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(19)	The vessel was sold on February 10, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(20)	The vessel was sold on March 25, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(21)	Expected to be delivered by the second half of 2022.

(22)	Expected to be delivered in the first half of 2023.

(23)	The vessel was sold on July 31, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(24)	The vessels were acquired on May 10, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(25)	Expected to be delivered by the second half of 2023.

(26)	The vessel was acquired on June 4, 2021 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(27)	Expected to be delivered by the first half of 2025.

(28)	The vessel was sold on September 21, 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(29)	The vessel was acquired on July 27, 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(30)	The vessel was delivered on July 5, 2022 (see Note 15 – Leases to the unaudited condensed consolidated financial statements included elsewhere in this Report) .

(31)	The vessel was sold on November 17, 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(32)	The vessel was acquired on September 21, 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(33)	The vessel was sold on October 14, 2022 (see Note 5 – Vessels, net to the unaudited condensed consolidated financial statements included elsewhere in this Report).

(34)	The vessel was sold on October 25, 2022 (see Note 17 – Subsequent events).

(35)	The vessel was sold on November 14, 2022 (see Note 17 – Subsequent events).

(36)	The vessels agreed to be sold in November 2022. The sale is expected to be completed in the fourth quarter of 2022 (see Note 17 – Subsequent events).

(37)	The vessel is owned 50% by White Narcissus Marine S.A.and 50% by Kleimar N.V.

(38)	The vessel agreed to be sold in December 2022. The sale is expected to be completed in the first quarter of 2023 (see Note 17 – Subsequent events).

(39)	The vessels agreed to be sold in November 2022. The sale is expected to be completed in the first quarter of 2023 (see Note 17 – Subsequent events).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Revenue and Expense Recognition:

Revenue from time chartering

Revenues from time chartering and bareboat chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis as the average lease revenue over the rental periods of such charter agreements, as service is performed. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease components will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenue from time chartering and bareboat chartering of vessels amounted to $287,017 and $211,436 for the three month periods ended September 30, 2022 and 2021, respectively. Revenue from time chartering and bareboat chartering of vessels amounted to $763,623 and $419,176 for the nine month periods ended September 30, 2022 and 2021, respectively.

Revenue from voyage contracts

Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo. Upon adoption of ASC 606, the Company recognizes revenue ratably from port of loading to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. Revenue from voyage contracts amounted to $12,793 and $11,025 for the three month periods ended September 30, 2022 and 2021, respectively. Revenue from voyage contracts amounted to $30,199 and $16,634 for the nine month periods ended September 30, 2022 and 2021, respectively.

Pooling arrangements

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for as variable rate operating leases on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. The allocation of such net revenue may be subject to future adjustments by the pool however, such changes are not expected to be material. The Company recognizes net pool revenue on a monthly and quarterly basis, when the vessel has participated in a pool during the period and the amount of pool revenue can be estimated reliably based on the pool report. Revenue from vessels operating in pooling arrangements amounted to $21,943 and $5,181 for the three month periods ended September 30, 2022 and 2021, respectively. Revenue from vessels operating in pooling arrangements amounted to $44,335 and $8,904 for the nine month periods ended September 30, 2022 and 2021, respectively.

Revenue from profit-sharing

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or semi-annual basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement or when such revenue becomes determinable. Profit-sharing revenue amounted to $634 and $315 for the three month periods ended September 30, 2022 and 2021, respectively. Profit-sharing revenue amounted to $1,508 and $315 for the nine month periods ended September 30, 2022 and 2021, respectively.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter or freight rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Recent Accounting Pronouncements:

These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2021. On January 1, 2022, the Company adopted the provisions of ASU 2021-05, Lease (Topic 842): Lessors—Certain Leases with Variable Lease Payments (“ASU 2021-05”) and this adoption did not have a material effect on Company’s interim condensed consolidated financial position, results of operations, and cash flows.

NOTE 3 – ACQUISITION OF NAVIOS CONTAINERS AND NAVIOS ACQUISITION

ACQUISITION OF NAVIOS CONTAINERS

On March 31, 2021, Navios Partners completed the merger (the “NMCI Merger”) contemplated by the Agreement and Plan of Merger (the “NMCI Merger Agreement”), dated as of December 31, 2020, by and amongst Navios Partners, its direct wholly-owned subsidiary NMM Merger Sub LLC (“Merger Sub”), Navios Maritime Containers L.P. (“Navios Containers”) and Navios Maritime Containers GP LLC, Navios Containers general partner. Pursuant to the NMCI Merger Agreement, Merger Sub merged with and into Navios Containers, with Navios Containers continuing as the surviving partnership. As a result of the NMCI Merger, Navios Containers became a wholly-owned subsidiary of Navios Partners. Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. Following the exercise of the optional second merger, Navios Containers merged with and into Navios Maritime Containers Sub LP (“Navios Containers” which shall include all its predecessors), with Navios Containers continuing as the surviving partnership, and Migen Shipmanagement Ltd, a wholly owned subsidiary of Navios Partners, became Navios Containers’ general partner.

Navios Partners accounted for the NMCI Merger “as a business combination achieved in stages”, which results in the application of the “acquisition method,” as defined under ASC 805, Business Combinations. Navios Partners’ previously held equity interest in Navios Containers was remeasured to its fair value at March 31, 2021, the date the controlling interest was acquired and the resulting gain was recognized in earnings. Under the acquisition method, the fair value of the consideration paid by Navios Partners in connection with the transaction was allocated to Navios Containers’ net assets based on their estimated fair values at the date of the completion of the NMCI Merger. The excess of the fair value of the identifiable net assets acquired of $342,674 over the total purchase price consideration of $298,621, resulted in a bargain gain of $44,053. The transaction resulted in a bargain gain as a result of the share price of Navios Containers trading at a discount to their net asset value. The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the unfavorable lease terms (intangible liabilities) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to the current market charter rates for a similar contract; and (ii) discounted using the Company’s relevant discount factor of 8.89%.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

As of March 31, 2021, Navios Partners’ previously held interest of 35.7% in Navios Containers was remeasured to a fair value of $106,997, determined using the closing price per common unit of $9.23 of Navios Containers as of the closing date of the NMCI merger, resulting in revaluation gain of $75,387 which along with the equity gain of $5,452 from the operations of Navios Containers upon the closing date aggregate to a gain on acquisition of control in the amount of $80,839 and is presented in, “Equity in net earnings of affiliated companies”, in the accompanying condensed Consolidated Statements of Operations. The acquisition of the remaining interest of 64.3% through the issuance of newly issued common units in Navios Partners was recorded at a fair value of $191,624 on the basis of 8,133,452 common units issued at a closing price per common unit of $23.56 as of the closing date of the NMCI Merger.

Since the completion of the merger on March 31, 2021, beginning from April 1, 2021, the results of operations of Navios Containers are included in Navios Partners’ condensed Consolidated Statements of Operations.

For the three month periods ended September 30, 2022 and September 30, 2021, transaction costs amounted to $0 and $87, respectively, and have been expensed in the condensed Consolidated Statements of Operations under the caption “General and administrative expenses”.

For the nine month periods ended September 30, 2022 and September 30, 2021, transaction costs amounted to $0 and $188, respectively, and have been expensed in the condensed Consolidated Statements of Operations under the caption “General and administrative expenses”.

The following table summarizes the consideration exchanged and the fair value of assets acquired and liabilities assumed on March 31, 2021:

Purchase price:
Fair value of previously held interest (35.7%)	$106,997
Equity issuance (8,133,452 Navios Partners units * $23.56)	191,624

Total purchase price	298,621
Fair value of assets acquired and liabilities assumed:
Vessels	770,981
Current assets (including cash of $10,282)	29,033
Unfavorable lease terms	(224,490)
Long term debt and financial liabilities assumed (including current portion)	(227,434)
Current liabilities	(5,416)
Fair value of net assets acquired	342,674

Bargain gain	$44,053

The acquired intangible, listed below, as determined at the acquisition date and amortized under the straight-line method over the period indicated below:

	Within One Year	Year Two	Year Three	Year Four	Year Five	Year Six	Total
Time charters with unfavorable lease terms	$(126,710)	(52,501)	(20,431)	(12,462)	(11,445)	(941)	$(224,490)

Intangible liabilities subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero.

The following is a summary of the acquired identifiable intangible liability:

Amount
Description
Unfavorable lease terms	$(224,490)

ACQUISITION OF NAVIOS ACQUISITION

On August 25, 2021 (date of obtaining control), Navios Partners purchased 44,117,647 newly issued shares of Navios Maritime Acquisition Corporation (“Navios Acquisition”), thereby acquiring a controlling interest of 62.4% in Navios Acquisition, and the results of operations of Navios Acquisition are included in Navios Partners’ condensed Consolidated Statements of Operations commencing on August 26, 2021.

On October 15, 2021, Navios Partners completed the merger with Navios Acquisition (the “NNA Merger” and together with the NMCI Merger, the “Mergers”) and as a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding share of common stock of Navios Acquisition that was held by a stockholder other than Navios Partners was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition.

Navios Partners accounted for the control obtained “as a business combination”, which resulted in the application of the “acquisition method,” as defined under ASC 805, Business Combinations, as well as the recognition of the equity interest in Navios Acquisition not held by Navios Partners to its fair value at the date the controlling interest is acquired by Navios Partners as noncontrolling interest on the Consolidated Balance Sheet. The excess of the fair value of Navios Acquisition’s identifiable net assets acquired of $211,597 over the fair value of the consideration transferred of $150,000 and the fair value of the noncontrolling interest of $57,635, resulted in a bargain gain upon obtaining control of $3,962.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The fair value of the consideration of $150,000 has been treated as deemed contribution with an equal increase in total partner’s capital. The fair value of the noncontrolling interest was determined by using Navios Acquisition’s closing price of $2.17 as of August 25, 2021 (date of obtaining control). The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the favorable and unfavorable lease terms (intangible assets and liabilities) were determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: (i) the contracted charter rate of the acquired charter over the remaining lease term compared to the current market charter rates for a similar contract and (ii) discounted using the Company’s relevant discount factor of 10.43%.

Navios Acquisition’s balances and results of operations are included in Navios Partners’ condensed Consolidated Balance Sheets and condensed Consolidated Statements of Operations, respectively, as of September 30, 2022, Navios Partners’ Consolidated Balance Sheets as of December 31, 2021 and condensed Consolidated Statements of Operations, as of September 30, 2021, commencing on August 26, 2021.

For the nine month periods ended September 30, 2022 and September 30, 2021, transaction costs amounted to $0 and $2,870, respectively, have been expensed in the condensed Consolidated Statements of Operations under the caption “Transaction costs”.

For the three month periods ended September 30, 2022 and September 30, 2021, transaction costs amounted to $0 and $2,870, respectively, have been expensed in the condensed Consolidated Statements of Operations under the caption “Transaction costs”.

The following table summarizes the fair value of the consideration transferred the fair value of assets acquired and liabilities assumed and the fair value of the noncontrolling interest in Navios Acquisition assumed on August 25, 2021:

Purchase consideration:
Fair value of the consideration	$150,000
Fair value of noncontrolling interest (37.6%)	57,635

Total purchase consideration	207,635
Fair value of Navios Acquisition’s assets acquired and liabilities assumed:
Vessels	1,003,040
Other long-term assets	27,291
Operating lease assets	128,619
Current assets (including cash and restricted cash of $32,394)	64,180
Favorable lease terms	112,139
Unfavorable lease terms	(6,529)
Long term debt and financial liabilities assumed (including current portion)	(811,608)
Operating lease liabilities (including current portion)	(128,619)
Current liabilities	(176,916)

Fair value of Navios Acquisition’s net assets	211,597

Bargain gain upon obtaining control	$3,962

The intangible assets and liabilities, listed below, as determined at the date of obtaining control and are amortized under the straight-line method over the period indicated below:

	Within One Year	Year Two	Year Three	Year Four	Year Five	Year Six and thereafter	Total
Time charters with favorable lease terms	$24,398	18,232	18,156	17,702	11,182	22,469	$112,139

Time charters with unfavorable lease terms	$(4,672)	(1,857)	—	—	—	—	$(6,529)

Intangible assets and liabilities subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero.

The following is a summary of the identifiable intangible asset and liability at the date of obtaining control:

Amount
Description
Favorable lease terms	$112,139
Unfavorable lease terms	$(6,529)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 4 – CASH AND CASH EQUIVALENTS

	September 30, 2022	December 31, 2021
Cash and cash equivalents	$91,971	$159,467
Restricted cash	18,349	9,979

Total cash and cash equivalents and restricted cash	$110,320	$169,446

As of September 30, 2022 and December 31, 2021, restricted cash amounted to $18,349 and $9,979, respectively, and mainly related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of the Company’s credit facilities and financial liabilities.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 5 – VESSELS, NET

Owned vessels and right-of-use assets under finance leases	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2021	$3,220,627	$(368,057)	$2,852,570
Additions/ (Depreciation)	1,121,993	(113,655)	1,008,338
Disposals	(70,950)	4,496	(66,454)

Balance September 30, 2022	$4,271,670	$(477,216)	$3,794,454

The above is analyzed in the following tables:

Owned Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2021	$3,220,627	$(368,057)	$2,852,570
Additions/ (Depreciation)	633,320	(110,340)	522,980
Disposals	(70,950)	4,496	(66,454)

Balance September 30, 2022	$3,782,997	$(473,901)	$3,309,096

Right-of-use assets under finance leases	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2021	$—	$—	$—
Additions/ (Depreciation)	488,673	(3,315)	485,358

Balance September 30, 2022	$488,673	$(3,315)	$485,358

Right-of-use asset under finance leases are calculated at an amount equal to the finance liability, increased with the allocated excess value, the initial direct costs and adjusted for the carrying amount of the straight-line effect of liability as well as the favorable and unfavorable lease terms derived from charter-in agreements.

As of September 30, 2022, the unamortized balance of the right-of-use asset associated with the vessels under finance leases amounted to $485,358 (December 31, 2021: $0) and is presented under the caption “Vessels, net” in the condensed Consolidated Balance Sheets.

During the nine month periods ended September 30, 2022 and 2021, the Company capitalized certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation, that amounted to $12,157 and $8,127, respectively, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows (see Note 13 – Transactions with related parties and affiliates).

As of September 30, 2022, the Company’s capitalized expenses amounted to $12,555 that related to the acquisition of the Navios Armonia, the Navios Astra and the Navios Primavera.

For each of the three and nine month periods ended September 30, 2022, the depreciation expense charged for vessels under finance leases amounted to $3,051. For each of the three and nine month periods ended September 30, 2022, the depreciation expense charged for vessels under finance leases amounted to $0. Depreciation expense is included under the caption “Depreciation and amortization of intangible assets” in the condensed Consolidated Statements of Operations.

Acquisition of Vessels

2022

On September 21, 2022, Navios Partners took delivery of the Navios Armonia, a 2022-built Capesize vessel of 182,079 dwt, from an unrelated third party, for a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the vessel as finance lease for an acquisition cost of $43,809 and recorded a right-of-use asset at an amount equal to the finance lease liability (see Note 7 – Borrowings), increased by initial direct costs adjusted for the carrying amount of the straight-line effect of the liability.

On September 13, 2022, Navios Partners took delivery of the Navios Astra, a 2022-built Capesize vessel of 182,392 dwt, from an unrelated third party, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. Navios Partners accounted for the vessel as finance lease for an acquisition cost of $55,428 and recorded a right-of-use asset at an amount equal to the finance lease liability (see Note 7 – Borrowings), increased by initial direct costs adjusted for the carrying amount of the straight-line effect of the liability.

On July 27, 2022, Navios Partners acquired the Navios Primavera, a 2022-built Panamax vessel of 82,003 dwt, from an unrelated third party, for an acquisition cost of $32,224 (see Note 7 – Borrowings).

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, on July 29, 2022, the Company took delivery of 10 vessels accounted for as finance leases for an acquisition cost of $389,436 and recorded a right-of-use asset at an amount equal to the finance lease liability (see Note 7 – Borrowings), increased with the allocated excess value and adjusted for the carrying amount of the straight-line effect of the liability as well as the favorable and unfavorable lease terms derived from charter-in agreements. On September 8, 2022, the Company took delivery of 20 vessels held and used, accounted for as owned, for an acquisition cost of $588,939 (see Note 2 – Summary of Significant Accounting Policies).

2021

On July 9, 2021, Navios Partners acquired the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $30,003 (including $3 capitalized expenses) (see Note 13 – Transactions with related parties and affiliates).

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58,000 (see Note 13 – Transactions with related parties and affiliates).

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for a purchase price of $28,567 (including $67 capitalized expenses) (see Note 13 – Transactions with Related Parties).

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55,500 (see Note 13 – Transactions with related parties and affiliates).

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses), including working capital balances of $(5,766) (see Note 13 – Transactions with related parties and affiliates).

The acquisition of the individual vessels from Navios Holdings (except for the Navios Koyo) and Navios Acquisition was effected through the acquisition of all of the capital stock of the respective vessel-owning companies, which held the ownership and other contractual rights and obligations related to each of the acquired vessels. Management accounted for each acquisition as an asset acquisition under ASC 805.

Sale of Vessels

2022

On September 21, 2022, Navios Partners sold the Navios Unite, a 2006-built Containership of 8,204 TEU, to an unrelated third party, for a net sales price of $83,125. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost amounted to $35,835 as of the date of the sale.

On September 12, 2022, Navios Partners sold the Navios Utmost, a 2006-built Containership of 8,204 TEU, to an unrelated third party, for a net sales price of $132,125. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost amounted to $35,651 as of the date of the sale.

Following the sale of the vessels during each of the three and nine month periods ended September 30, 2022, the aggregate amount of $143,764 was presented under the caption “Gain on sale of vessels, net” in the condensed Consolidated Statements of Operations and condensed Consolidated Statements of Cash Flows.

2021

On August 16, 2021, Navios Partners sold the Harmony N, a 2006-built Containership of 2,824 TEU, to an unrelated third party, for a net sales price of $28,420.

On August 13, 2021, Navios Partners sold the Navios Azalea, a 2005-built Panamax vessel of 74,759 dwt, to an unrelated third party, for a net sales price of $12,610. The aggregate net carrying amount of the vessel, including the remaining carrying balance of dry-dock and special survey cost of $777, amounted to $10,137 as at the date of the sale.

On July 31, 2021, Navios Partners sold the Navios Dedication, a 2008-built Containership of 4,250 TEU to an unrelated third party, for a net sales price of $33,893.

On March 25, 2021, the Company sold the Joie N, a 2011-built Ultra-Handymax vessel of 56,557 dwt, to an unrelated third party, for a net sales price of $8,190.

On February 10, 2021, the Company sold the Castor N, a 2007-built Containership of 3,091 TEU, to an unrelated third party, for a net sales price of $8,869.

On January 28, 2021, the Company sold the Solar N, a 2006-built Containership of 3,398 TEU, to an unrelated third party, for a net sales price of $11,074.

On January 13, 2021, the Company sold the Esperanza N, a 2008-built Containership of 2,007 TEU, to an unrelated third party, for a net sales price of $4,559.

Following the sale of the vessels during the three and nine month periods ended September 30, 2021, the aggregate amount of $30,859 and $30,348, respectively, was presented under the caption “Gain on sale of vessels, net” in the condensed Consolidated Statements of Operations.

Vessels agreed to be sold

In September 2022, Navios Partners agreed to sell the Navios Ulysses, a 2007-built Ultra-Handymax of 55,728 dwt, to an unrelated third party, for a net sales price of $13,965. The vessel was classified as held for sale and is presented under the caption “Vessel held for sale” in the condensed Consolidated Balance Sheets, measured at the lowest of carrying value and fair value less costs to sell. The sale was completed on October 14, 2022.

In September 2022, Navios Partners agreed to sell the Navios Camelia, a 2009-built Panamax of 75,162 dwt, to an unrelated third party, for a net sales price of $14,700. The sale was completed on November 17, 2022. The Company has performed an assessment based on provisions of ASC 360 and concluded that the held for sale criteria were not met and the vessel was not classified as held for sale as of September 30, 2022.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 6 – INTANGIBLE ASSETS AND LIABILITIES

Intangible assets as of September 30, 2022 and December 31, 2021 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Favorable lease terms December 31, 2021	$195,854	$(95,432)	$100,422
Additions/ (Amortization)	15,790	(29,880)	(14,090)

Favorable lease terms September 30, 2022	$211,644	$(125,312)	$86,332

Amortization expense of favorable lease terms for each of the periods ended September 30, 2022 and 2021 is presented in the following table:

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Favorable lease terms	$(17,450)	$(3,837)	$(29,880)	$(4,420)

Total	$(17,450)	$(3,837)	$(29,880)	$(4,420)

The aggregate amortization of the intangibles assets for the 12-month periods ending September 30 is estimated to be as follows:

Period	Amount
2023	$21,361
2024	18,156
2025	15,958
2026	9,764
2027 and thereafter	21,093

Total	$86,332

Intangible assets subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero. As of September 30, 2022, the weighted average useful life of the remaining favorable lease terms was 5.5 years.

Intangible liabilities as of September 30, 2022 and December 31, 2021 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Unfavorable lease terms December 31, 2021	$231,019	$(108,538)	$122,481
Additions/ (Amortization)	389	(64,205)	(63,816)

Unfavorable lease terms September 30, 2022	$231,408	$(172,743)	$58,665

Amortization income of unfavorable lease terms for each of the periods ended September 30, 2022 and 2021 is presented in the following table:

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Unfavorable lease terms	$24,779	$35,576	$64,205	$77,602

Total	$24,779	$35,576	$64,205	$77,602

The aggregate amortization of the intangible liabilities for the 12-month periods ending September 30 is estimated to be as follows:

Period	Amount
2023	$27,190
2024	13,003
2025	11,942
2026	6,530

Total	$58,665

Intangible liabilities subject to amortization are amortized using straight-line method over their estimated useful lives to their estimated residual value of zero. As of September 30, 2022, the weighted average useful life of the remaining unfavorable lease terms was 2.9 years.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 7 – BORROWINGS

Borrowings as of September 30, 2022 and December 31, 2021 consisted of the following:

	September 30, 2022	December 31, 2021
Credit facilities (including liabilities associated with the vessel held for sale)	$943,659	$825,267
Financial liabilities	638,663	549,178
Finance Lease Liabilities	356,507	—

Total borrowings	$1,938,829	$1,374,445
Less: Current portion of long-term borrowings, net (including liabilities associated with the vessel held for sale)	(360,143)	(255,137)
Less: Deferred finance costs, net	(11,532)	(12,736)

Long-term borrowings, net	$1,567,154	$1,106,572

As of September 30, 2022, the total borrowings, net of deferred finance costs under the Navios Partners’ credit facilities including liabilities associated with vessel held for sale, financial liabilities and finance lease liabilities were $1,927,297.

Credit Facilities

As of September 30, 2022, the Company had secured credit facilities with various banks with a total outstanding balance of $943,659. The purpose of the facilities was to finance the acquisition of vessels or refinance existing indebtedness. All of the facilities are denominated in U.S. dollars and bear interest rate (as defined in the loan agreements) plus spread ranging from 225 bps to 300 bps, per annum. The facilities are repayable in either semi-annual or quarterly installments, followed by balloon payments with maturities, ranging from the second quarter of 2023 to the second quarter of 2027. See also the maturity table included below.

KFW IPEX-BANK GMBH: On September 30, 2022, Navios Partners entered into a new credit facility with KFW IPEX-BANK GMBH (“KFW”) for a total amount up to $86,240 in order to finance the acquisition of two containership vessels. As of September 30, 2022, the facility remained undrawn. The facility is scheduled to mature seven years after the drawdown date and bears interest at Term Secured Overnight Financing Rate (“SOFR”) plus 200 bps per annum.

Hamburg Commercial Bank AG Credit Facilities: On September 5, 2022, Navios Partners entered into a new credit facility with Hamburg Commercial Bank AG (“HCOB”) for a total amount up to $210,000 in order to refinance the existing indebtness of 20 of its vessels and for working capital purposes. On September 9, 2022, the full amount was drawn. As of September 30, 2022, the total outstanding balance was $210,000 and is repayable in three quarterly instalments of $10,000 each and eight quarterly instalments of $7,570 with a final balloon payment of $119,440 to be paid on the last repayment date. The facility matures in the second quarter of 2025 and bears interest at SOFR plus 250 bps per annum.

On May 11, 2021, Navios Partners entered into a new credit facility with Hamburg Commercial Bank for a total amount of up to $160,000, in order to: (i) refinance its existing HCOB credit facility dated September 26, 2019; (ii) refinance the existing facility of one dry bulk vessel; and (iii) to partially finance the acquisition of one dry bulk vessel. On June 8, 2021, the full amount of the credit facility was drawn. In October 2021, following the sale of one 2006- built panamax vessel, the amount of $3,836 was prepaid. Following the partial prepayment, as of December 31, 2021, the remaining balance of the credit facility was $143,820 and was repayable in six consecutive quarterly installments of $6,094 each and eight consecutive quarterly installments of $3,656 each, with a final balloon payment of $78,004 to be repaid on the last repayment date. The facility was scheduled to mature in the second quarter of 2025 and bore interest at LIBOR plus 310 bps per annum. In September 2022, the outstanding balance of the loan amounting to $125,538 was prepaid and refinanced.

Skandinaviska Enskilda Banken AB: On June 29, 2022, Navios Partners entered into a new credit facility with Skandinaviska Enskilda Banken AB of up to $55,000 in order to refinance the existing indebtedness of four of its vessels and for general corporate purposes. On June 30, 2022, the full amount was drawn. As of September 30, 2022, the total outstanding balance was $54,510 and is repayable in one instalment of $3,430, 18 consecutive quarterly installments of $1,960 each and a final balloon payment of $15,800 to be paid on the last repayment date. The facility matures in the second quarter of 2027 and bears interest at SOFR plus 225 bps per annum.

Hellenic Bank Public Company Limited Credit Facilities: On May 9, 2022, Navios Partners entered into a new credit facility with Hellenic Bank Public Company Limited (“Hellenic Bank”) of up to $25,235 in order to refinance the existing indebtedness of five of its vessels and for working capital purposes. On May 11, 2022, the full amount was drawn. As of September 30, 2022, the total outstanding balance was $23,780 and is repayable in 13 quarterly installments of $1,035 each, five quarterly installments of $895 each and one installment of $850 together with a final balloon payment of $5,000 to be paid on the last repayment date. The facility matures in the second quarter of 2027 and bears interest at SOFR plus credit adjustment spread plus 250 bps per annum.

On April 23, 2021, Navios Partners extended the credit facility with Hellenic Bank dated June 25, 2020 for an amount of $8,850 in order to partially finance the acquisition of one containership from Navios Acquisition. On April 28, 2021, the amount of $8,850 was drawn. In August 2021, following the sale of one 2006-built containership of 2,824 TEU, the amount of $3,998 was prepaid. Following the prepayment, the credit facility was repayable in one quarterly instalment of approximately $1,374, two consecutive quarterly installments of $858 each, two consecutive quarterly installments of $437 each, seven consecutive quarterly installments of approximately $296 each and one quarterly installment of approximately $437 with a final balloon payment of $4,993 to be repaid on the last repayment date. The credit facility was scheduled to mature in the fourth quarter of 2024 and bore interest at LIBOR plus 300 and 350 bps per annum for each tranche respectively. In May 2022, the outstanding balance of the loan amounting to $8,534 was prepaid and refinanced.

ABN Amro Bank N.V. Credit Facilities: On March 28, 2022, Navios Partners entered into a new credit facility with ABN Amro Bank N.V. (“ABN AMRO”) of up to $55,000 in order to refinance the existing indebtedness of three of its vessels and for general corporate purposes. On March 31, 2022, the full amount was drawn. As of September 30, 2022, the total outstanding balance was $51,600 and is repayable in 18 consecutive quarterly installments of $1,700 each together with a final balloon payment of $21,000 to be paid on the last repayment date. The facility matures in the first quarter of 2027 and bears interest at daily cumulative or non-cumulative compounded RFR rate (as defined in the loan agreement) plus 225 bps per annum.

On December 3, 2018, Navios Containers entered into a facility agreement with ABN AMRO for an amount of up to $50,000 divided into two tranches: (i) the first tranche is for an amount of up to $41,200 in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership; and (ii) the second tranche is for an amount of up to $8,800 in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 bps. Navios Containers drew the entire amount under this facility, net of the loan’s discount of $500 in the fourth

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

quarter of 2018. On June 28, 2019, Navios Containers entered into a supplemental agreement with ABN AMRO, under which Navios Containers made a partial prepayment of the loan in the aggregate amount of $9,400 and two containerships were released from the facility. In December 2021, following an additional supplemental agreement with the ABN AMRO, the Company made a partial prepayment of the loan in the aggregate amount of $2,000 and three containerships were released from the facility. Following the partial prepayment, the remaining outstanding balance of the credit facility was $13,050 and was repayable in four equal consecutive quarterly installments of $750 each, with a final balloon payment of $10,050 to be repaid on the last repayment date. The facility was scheduled to mature in the fourth quarter of 2022 and bore interest at LIBOR plus 350 bps per annum. In March 2022, the outstanding balance of the loan amounting to $12,300 was prepaid and refinanced.

DVB Bank S.E. Credit Facilities: On July 31, 2018, Navios Partners entered into a credit facility with DVB Bank S.E. (“DVB”) of up to $44,000 (divided into two tranches) in order to finance the acquisition of two of its vessels. The amounts of $17,500 and $26,500 were drawn on August 30, 2018. Pursuant to the supplemental letter dated March 30, 2021, the repayment was amended. Following the amendment, the facility was repayable in seven consecutive quarterly installments of $798 each, with a final balloon payment of $30,443 to be repaid on the last repayment date. The facility was scheduled to mature in the fourth quarter 2022 and bore interest at LIBOR plus 290 bps per annum. In March 2022, the outstanding balance of the loan amounting to $32,835 was prepaid and refinanced.

On February 12, 2019, Navios Partners entered into a credit facility with DVB of up to $66,000 (divided into four tranches) in order to refinance a credit facility dated June 28, 2017 with the same bank and three capesize vessels previously included in the Term Loan B collateral package. On April 15, 2019, Navios Partners drew the two tranches of $15,675 each. On October 10, 2019, Navios Partners drew the two additional tranches of $14,820 each. Pursuant to the supplemental letter dated March 30, 2021, the facility was repayable in one quarterly installment of $2,243 and seven consecutive quarterly installments of $1,859 each, with a final balloon payment of $32,297, to be repaid on the last repayment date. The facility was scheduled to mature in the first quarter of 2023 and bore interest at LIBOR plus 260 bps per annum. In June 2022, the outstanding balance of the loan amounting to $37,875 was prepaid and refinanced.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners assumed the following credit facilities:

Credit Agricole CIB: In December 2021, Navios Holdings entered into a loan agreement with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) for an amount of $105,000, for the refinancing of seven of its vessels. On January 5, 2022, the amount under this facility was fully drawn. As of September 30, 2022, the remaining outstanding balance of the credit facility was $92,000 and is repayable in two consecutive quarterly installments of $6,500 each, eight consecutive quarterly installments of $4,750 each with a final balloon payment of $41,000 to be repaid on the last repayment date. The facility matures in the fourth quarter of 2024 and bears interest at LIBOR plus 285 bps per annum. As of September 30, 2022, following the classification of one vessel as held for sale, the amount of $10,708 was presented under the caption “liabilities associated with the vessel held for sale” in the condensed Consolidated Balance Sheets. The liabilities associated with the vessel classified as held for sale concern the portion of the credit facility attributable to the vessel.

Hamburg Commercial Bank AG: In December 2021, Navios Holdings entered into a loan agreement with HCOB for an amount of $101,750, for the refinancing of seven of its vessels. On January 5, 2022, the amount under this facility was fully drawn. In March 2022, Navios Holdings prepaid an amount of $10,380 and one dry bulk vessel was released. The remaining outstanding balance of $91,345 was repayable in eight quarterly installments of $3,915 each with a final balloon payment of $60,027 to be repaid on the last repayment date. The facility was scheduled to mature in the first quarter of 2024 and bore interest at LIBOR plus a margin ranging from 325 bps 450 bps per annum. In September 2022, the outstanding balance of the loan amounting to $83,515 was prepaid and refinanced.

Amounts drawn under the credit facilities are secured by first preferred mortgages on certain Navios Partners’ vessels and other collateral and are guaranteed by the respective vessel-owning subsidiaries.

Financial Liabilities

In October 2019, Navios Acquisition entered into sale and leaseback agreements with unrelated third parties for $90,811 in order to refinance six product tankers. Navios Acquisition has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In May 2022, the Company exercised its purchase option for two out of six vessels before the end of the lease term, by prepaying a predetermined amount and an amount of $11,295 was prepaid. As of September 30, 2022, the outstanding balance under these agreements was $49,416 and is repayable through periods ranging from two to five years in consecutive quarterly installments of up to $1,834 each, with a repurchase obligation of up to $16,500 in total. The sale and leaseback arrangements bear interest at LIBOR plus a margin ranging from 335 bps to 355 bps per annum, depending on the vessel financed.

Pursuant to a novation agreement dated December 20, 2021, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel of 82,003 dwt, under a ten-year bareboat contract, from an unrelated third party, the Navios Primavera. The Company-lessee has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying asset that is under construction before the commencement date of the lease and as such, a sale and leaseback of the asset occurs at the commencement date of the lease (upon the completion of construction). In July 2022, Navios Partners took delivery of the Navios Primavera, and entered into sale and leaseback agreement with an unrelated third party for $25,264. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the amount received under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 120 consecutive monthly payments of up to $209 each that commenced in July 2022. The agreement matures in the third quarter of 2032, with a purchase obligation of $10,500 on the last repayment date. As of September 30, 2022, the outstanding balance under the sale and leaseback agreement was $24,948.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners assumed the following financial liabilities:

In November 2019, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $33,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 111 remaining consecutive monthly payments of $224 each that commenced in September 2022. The agreement matures in the first quarter of 2032, with a purchase obligation of $750 on the last repayment date and bears interest at LIBOR plus 200 bps per annum. As of September 30, 2022, the outstanding balance under the sale and leaseback agreement was $25,609.

In February 2020, Navios Holdings entered into a sale and leaseback agreement with an unrelated third party for $35,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 112 remaining consecutive monthly payments of $238 each that commenced in September 2022. The agreement matures in the first quarter of 2032, with a purchase obligation of $750 on the last repayment date and bears interest at LIBOR plus 200 bps per annum. As of September 30, 2022, the outstanding balance under the sale and leaseback agreement was $27,389.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In November 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 86 remaining consecutive monthly payments of up to $204 each that commenced in September 2022. The agreement matures in the fourth quarter of 2029, with a purchase obligation of $3,600 on the last repayment date. As of September 30, 2022, the outstanding balance under the sale and leaseback agreement was $17,432.

In December 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 86 remaining consecutive monthly payments of up to $204 each that commenced in September 2022. The agreement matures in the fourth quarter of 2029, with a purchase obligation of $3,600 on the last repayment date. As of September 30, 2022, the outstanding balance under the sale and leaseback agreement was $17,432.

In December 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $19,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 75 remaining consecutive monthly payments of $214 each that commenced in September 2022. The agreement matures in the first quarter of 2029, with a purchase obligation of $1,000 on the last repayment date and bears interest at LIBOR plus 200 bps per annum. As of September 30, 2022, the outstanding balance under the sale and leaseback agreement was $17,071.

In December 2021, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $20,000 in order to finance a Capesize vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 62 remaining consecutive monthly payments of $229 each that commenced in September 2022. The agreement matures in the fourth quarter of 2027, with a purchase obligation of $3,500 on the last repayment date and bears interest at LIBOR plus 300 bps per annum. As of September 30, 2022, the outstanding balance under the sale and leaseback agreement was $17,708.

In February 2022, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $12,000 in order to finance a Panamax vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 53 remaining consecutive monthly payments of up to $208 each that commenced in September 2022. The agreement matures in the first quarter of 2027, with a purchase obligation of $1,600 on the last repayment date. As of September 30, 2022, the outstanding balance under the sale and leaseback agreement was $10,781.

In July 2022, Navios Holdings entered into sale and leaseback agreement with an unrelated third party for $22,000 in order to finance a Panamax vessel. Navios Partners has a purchase obligation to acquire the vessel at the end of the lease term and under ASC 842-40, the transaction was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted for the liability assumed under the sale and leaseback agreement as a financial liability. Navios Partners is obligated to make 117 remaining consecutive monthly payments of $158 each that commenced in September 2022. The agreement matures in the third quarter of 2032, with a purchase obligation of $3,000 on the last repayment date and bears interest at LIBOR plus 155 bps per annum. As of September 30, 2022, the outstanding balance under the sale and leaseback agreement was $21,525.

Finance Lease Liabilities

On September 21, 2022, Navios Partners took delivery of the Navios Armonia, a 2022-built Capesize vessel of 182,079 dwt, for a 15-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 7% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period. As of September 30, 2022, the outstanding balance was $39,718 and is repayable in 15 years in consecutive monthly installments up to $264 each, with a purchase option of $9,500, assuming that the option will be exercised at the end of the agreement.

On September, 2022, Navios Partners took delivery of the Navios Astra, a 2022-built Capesize vessel of 182,372 dwt, for a 10-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. In December, 2021, Navios Partners declared its option to purchase the vessel at the end of the tenth year of the bareboat charter-in agreement, preserving the right to exercise the purchase option earlier during the option period. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 7% of the remaining charter-in payments including the purchase obligation to acquire the vessel at the end of the lease period amounted to $42,781. As of September 30, 2022, the outstanding balance was $42,673 and is repayable in ten years in consecutive monthly installments up to $243 each, with a purchase obligation of $16,463, assuming that the obligation will be exercised at the end of the agreement.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners upon reassessing the classification of the following leases in accordance with the criteria in ASC 842 Leases, recognized the following finance lease liabilities:

On July 29, 2022, Navios Partners took delivery of the Navios Magellan II, a 2020-built Panamax vessel of 82,037 dwt, for a remaining eight-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 6% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period amounted to $19,385. As of September 30, 2022, the outstanding balance was $19,282 and is repayable in eight years in consecutive monthly installments up to $105 each, with a purchase option of $10,300.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On July 29, 2022, Navios Partners took delivery of the Navios Galaxy II, a 2020-built Panamax vessel of 81,789 dwt, for a remaining eight-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 6% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period amounted to $17,702. As of September 30, 2022, the outstanding balance was $17,558 and is repayable in eight years in consecutive monthly installments up to $115 each, with a purchase option of $7,513.

On July 29, 2022, Navios Partners took delivery of the Navios Uranus, a 2019-built Panamax vessel of 81,516 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 6% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period amounted to $17,607. As of September 30, 2022, the outstanding balance was $17,473 and is repayable in seven years in consecutive monthly installments up to $167 each, with a purchase option of $7,767.

On July 29, 2022, Navios Partners took delivery of the Navios Felicity I, a 2020-built Panamax vessel of 81,946 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 6% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period amounted to $17,473. As of September 30, 2022, the outstanding balance was $17,384 and is repayable in seven years in consecutive monthly installments up to $97 each, with a purchase option of $9,713.

On July 29, 2022, Navios Partners took delivery of the Navios Herakles I, a 2019-built Panamax vessel of 82,036 dwt, for a remaining seven-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 6% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period amounted to $17,791. As of September 30, 2022, the outstanding balance was $17,689 and is repayable in seven years in consecutive monthly installments up to $117 each, with a purchase option of $9,280.

On July 29, 2022, Navios Partners took delivery of the Navios Coral, a 2016-built Panamax vessel of 84,904 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 6% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period amounted to $35,173. As of September 30, 2022, the outstanding balance was $34,847 and is repayable in three years in consecutive monthly installments up to $300 each, with a purchase option of $27,017.

On July 29, 2022, Navios Partners took delivery of the Navios Amber, a 2015-built Panamax vessel of 80,994 dwt, for a remaining one-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 6% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period amounted to $35,229. As of September 30, 2022, the outstanding balance was $34,703 and is repayable in one year in consecutive monthly installments up to $338 each, with a purchase option of $32,019.

On July 29, 2022, Navios Partners took delivery of the Navios Citrine, a 2017-built Panamax vessel of 81,626 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 6% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period amounted to $35,605. As of September 30, 2022, the outstanding balance was $35,275 and is repayable in three years in consecutive monthly installments up to $273 each, with a purchase option of $27,936.

On July 29, 2022, Navios Partners took delivery of the Navios Dolphin, a 2017-built Panamax vessel of 81,630 dwt, for a remaining three-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 6% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period amounted to $35,676. As of September 30, 2022, the outstanding balance was $35,348 and is repayable in three years in consecutive monthly installments up to $272 each, with a purchase option of $27,940.

On July 29, 2022, Navios Partners took delivery of the Navios Felix, a 2016-built Capesize vessel of 181,221 dwt, for a remaining one-year charter-in agreement. The charter-in provides for purchase options with de-escalating purchase prices. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is a finance lease. Consequently, the Company has recognized a finance lease liability based on the net present value discounted by the Company’s incremental borrowing rate of approximately 6% of the remaining charter-in payments including the purchase option to acquire the vessel at the end of the lease period amounted to $45,383. As of September 30, 2022, the outstanding balance was $44,557 and is repayable in three years in consecutive monthly installments up to $540 each, with a purchase option of $36,766.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment.

The Company recognizes the total interest expense incurred on finance lease liabilities under the caption “Interest expense and finance cost, net” in the condensed Consolidated Statements of Operations. As of each of the three and nine month periods ended September 30, 2022, the total interest expenses incurred amounted to $4,420. As of each of the three and nine month periods ended September 30, 2021, the total intrest expenses incurred amounted to $0.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

For the nine month periods ended September 30, 2022 and 2021, an amount of $2,938 and $0, respectively, was paid related to the finance lease liabilities. Payments related to the finance lease liabilities are presented under the caption “Repayment of long-term debt and financial liabilities” in the condensed Consolidated Statements of Cash Flows.

Credit Facilities and Financial Liabilities

The credit facilities and certain financial liabilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; not maintaining Navios Holdings’, Angeliki Frangou’s or their affiliates’ ownership in Navios Partners of at least 5.0%; and subordinating the obligations under the credit facilities to any general and administrative costs related to the vessels, including the fixed daily fee payable under the Management Agreements (defined herein).

As of each of September 30, 2022 and December 31, 2021, the security deposits under certain sale and leaseback agreements were $10,078, and are presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

The Company’s credit facilities and certain financial liabilities also require compliance with a number of financial covenants, including: (i) maintain a required security ranging over 105% to 140%; (ii) minimum free consolidated liquidity in an amount equal to $500 per owned vessel and a number of vessels as defined in the Company’s credit facilities and financial liabilities; (iii) maintain a ratio of EBITDA to interest expense of at least 2.00:1.00; (iv) maintain a ratio of total liabilities or total debt to total assets (as defined in the Company’s credit facilities and financial liabilities) ranging from less than 0.75 to 0.80; and (v) maintain a minimum net worth ranging from $30,000 to $135,000.

It is an event of default under the credit facilities and certain financial liabilities if such covenants are not complied with in accordance with the terms and subject to the prepayments or cure provisions of the facilities.

As of September 30, 2022, Navios Partners was in compliance with the financial covenants and/or the prepayments and/or the cure provisions, as applicable, in each of its credit facilities and certain financial liabilities.

The annualized weighted average interest rates of the Company’s total borrowings for the three and nine month periods ended September 30, 2022 were 5.59% and 4.59%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and nine month periods ended September 30, 2021 were 4.77% and 4.29%, respectively.

The maturity table below reflects the principal payments for the next five 12-month periods ending September 30 and thereafter of all borrowings of Navios Partners outstanding as of September 30, 2022, based on the repayment schedules of the respective credit facilities, financial liabilities and finance lease liabilities.

Period ending September 30,	Amount
2023	364,773
2024	382,355
2025	563,497
2026	188,797
2027 and thereafter	439,407

Total	$1,938,829

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity of the related instruments.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Restricted Cash: The carrying amounts reported in the condensed Consolidated Balance Sheets for interest bearing deposits approximate their fair value because of the short maturity of these deposits.

Amounts due from related parties, long-term: The carrying amount of due from related parties long-term reported in the condensed Consolidated Balance Sheets approximates its fair value.

Amounts due to related parties, short-term: The carrying amount of due to related parties, short-term reported in the condensed Consolidated Balance Sheets approximates its fair value due to the short-term nature of these payables.

Long-term borrowings, including current portion, net (including liabilities associated with the vessel held for sale): The book value has been adjusted to reflect the net presentation of deferred finance costs. The outstanding balance of the floating rate loans, financial liabilities, liabilities associated with the vessel held for sale and finance lease liabilities continues to approximate its fair value, excluding the effect of any deferred finance costs.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	September 30, 2022		December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$91,971	$91,971	$159,467	$159,467
Restricted cash	$18,349	$18,349	$9,979	$9,979
Amounts due from related parties, long-term	$42,083	$42,083	$35,245	$35,245
Amounts due to related parties, short-term	$(115,820)	$(115,820)	$(64,204)	$(64,204)
Long-term borrowings, including current portion, net (including liabilities associated with vessel held for sale)	$(1,927,297)	$(1,938,829)	$(1,361,709)	$(1,374,445)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Fair Value Measurements

The estimated fair value of the Company’s financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of September 30, 2022 and December 31, 2021.

	Fair Value Measurements as at September 30, 2022
	Total	Level I	Level II	Level III
Cash and cash equivalents	$91,971	$91,971	$—	$—
Restricted cash	$18,349	$18,349	$—	$—
Amounts due from related parties, long-term (2)	$42,083	$—	$42,083	$—
Amounts due to related parties, short-term (3)	$(115,820)	$—	$(115,820)	$—
Long-term borrowings, including current portion, net (including liabilities associated with vessel held for sale) (1)	$(1,938,829)	$—	$(1,938,829)	$—

	Fair Value Measurements as at December 31, 2021
	Total	Level I	Level II	Level III
Cash and cash equivalents	$159,467	$159,467	$—	$—
Restricted cash	$9,979	$9,979	$—	$—
Amounts due from related parties, long-term (2)	$35,245	$—	$35,245	$—
Amounts due to related parties, short-term (3)	$(64,204)	$—	$(64,204)	$—
Long-term borrowings, including current portion, net (1)	$(1,374,445)	$—	$(1,374,445)	$—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s long-term receivable from related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

(3)

The fair value of the Company’s short-term payable to related parties is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the Company’s creditworthiness.

The estimated fair value of our financial instrument that is measured at fair value on a non-recurring basis, is based on the concluded sales price and is categorized based upon the fair value hierarchy as follows:

	Fair Value Measurements at September 30, 2022
	Total	Level I	Level II	Level III
Vessel held for sale (Navios Ulysses)	$13,965	$13,965	—	—

As of December 31, 2021, there were no assets measured at fair value on a non-recurring basis.

NOTE 9 – ISSUANCE OF UNITS

In July 2022, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $100,000 of the Company’s common units. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Partners’ management based upon market conditions and financial and other considerations, including working capital and planned or anticipated growth opportunities. The program does not require any minimum repurchase or any specific number of common units and may be suspended or reinstated at any time in the Company’s discretion and without notice. The Board of Directors will review the program periodically.

On May 21, 2021, Navios Partners entered into a new Continuous Offering Program Sales Agreement (“$110.0m Sales Agreement”) for the issuance and sale from time to time through its agent of common units having an aggregate offering price of up to $110,000. As of each of September 30, 2021 and December 31, 2021, since the commencement of the $110.0m Sales Agreement, Navios Partners had issued 3,963,249 units and received net proceeds of $103,691, respectively. Pursuant to the issuance of the common units, as of each of September 30, 2021 and December 31, 2021, Navios Partners issued 80,883 general partnership units, respectively, to its General Partner in order to maintain its 2.0% ownership interest. As of each of September 30, 2021 and December 31, 2021, the net proceeds from the issuance of the general partnership units were approximately $2,172. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

On April 9, 2021, Navios Partners entered into a Continuous Offering Program Sales Agreement (“$75.0m Sales Agreement”) for the issuance and sale from time to time through its agent of common units having an aggregate offering price of up to $75,000. As of each of September 30, 2021 and December 31, 2021, since the commencement of the $75.0m Sales Agreement, Navios Partners had issued 2,437,624 units and received net proceeds of $73,117. Pursuant to the issuance of the common units, as of each of September 30, 2021 and December 31, 2021, Navios Partners issued 49,747 general partnership units to its General Partner in order to maintain its 2.0% ownership interest. As of each of September 30, 2021 and December 31, 2021, the net proceeds from the issuance of the general partnership units were approximately $1,530. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

On November 18, 2016, Navios Partners entered into a Continuous Offering Program Sales Agreement for the issuance and sale from time to time through its agent of common units having an aggregate offering price of up to $25,000. An amended Sales Agreement was entered into on August 3, 2020. As of each of September 30, 2021 and December 31, 2021, since the date of the amended Sales Agreement, Navios Partners had issued 1,286,857 units and received net proceeds of $23,918. Pursuant to the issuance of the common units, as of each of September 30, 2021 and December 31, 2021, Navios Partners issued 26,265 general partnership units to its general partner in order to maintain its 2.0% ownership interest. As of each of September 30, 2021 and December 31, 2021, the net proceeds from the issuance of the general partnership units were $501. No additional sales were made subsequent to December 31, 2021 or will be made under this program.

Pursuant to the terms of the NMCI Merger Agreement, each outstanding common unit of Navios Containers that was held by a unitholder other than Navios Partners, Navios Containers and their respective subsidiaries was converted into the right to receive 0.39 of a common unit of Navios Partners. As a result of the NMCI Merger, 8,133,452 common units of Navios Partners were issued to former public unitholders of Navios Containers. Pursuant to the issuance of the common units, Navios Partners issued 165,989 general partner units, resulting in net proceeds of $3,911 (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

Pursuant to the terms of the NNA Merger Agreement, each outstanding common unit of Navios Acquisition that was held by a stockholder other than Navios Partners, was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public stockholders of Navios Acquisition. Pursuant to the issuance of the common units, Navios Partners issued 69,147 general partner units, resulting in net proceeds of $1,893 (see Note 3 – Acquisition of Navios Containers and Navios Acquisition).

The effect of compensation expense arising from the restricted common units granted in December 2019 and 2018 and February 2019, amounted to $40 and $122 for the three and nine month periods ended September 30, 2022, respectively, and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

The effect of compensation expense arising from the restricted common units granted in each of December 2019, 2018 and 2017 and February 2019, amounted to $136 and $370 for the three and nine month periods ended September 30, 2021, respectively, and was presented under the caption “General and administrative expenses” in the condensed Consolidated Statements of Operations.

As of September 30, 2022, the estimated compensation cost related to service conditions of non-vested restricted common units granted in 2018 and 2019 not yet recognized was $34.

During the third quarter of 2022, the Company forfeited 12,699 unvested restricted common units and cancelled 259 general partnership units. As of September 30, 2022 and December 31, 2021, there were 30,217 and 42,916, respectively, restricted common units outstanding that remained unvested.

NOTE 10 – SEGMENT INFORMATION

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter or by sector. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet as a whole, determining where to allocate resources and drive business forward by examining consolidated results. Thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk, Containerships and Tankers operate worldwide. Revenues from specific geographic region, which contribute over 10% of total revenue, are disclosed separately.

Revenue by Geographic Region

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

	Three Month Period ended September 30, 2022	Three Month Period ended September 30, 2021	Nine Month Period ended September 30, 2022	Nine Month Period ended September 30, 2021
Asia	$205,155	$137,649	$526,399	$262,590
Europe	92,401	74,376	243,364	146,840
North America	24,831	15,932	69,902	35,599

Total	$322,387	$227,957	$839,665	$445,029

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

NOTE 11 – INCOME TAXES

The Republic of the Marshall Islands does not impose a tax on international shipping income. Under the laws of Marshall Islands, Liberia, Cayman Islands, Hong Kong, British Virgin Islands, Panama and Belgium, the countries of the vessel-owning subsidiaries’ incorporation and/or vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes, which have been included in vessel operating expenses in the accompanying condensed Consolidated Statements of Operations.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece on the basis of the applicable licensing regime are subject to tax liability towards the Greek state, which is calculated on the basis of the relevant vessel’s tonnage. A tax credit is recognized for tonnage tax (or similar tax) paid abroad, up to the amount of the tax due in Greece.

The owner, the manager and the bareboat charterer or the financial lessee (where applicable) are liable to pay the tax due to the Greek state. The payment of said tax exhausts the tax liability of the foreign ship owning company, the bareboat charterer, the financial lessee (as applicable) and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel outside Greece.

We have elected to be treated and we are currently treated as a corporation for U.S. federal income tax purposes. As such, we are not subject to section 1146 as that section only applies to entities that for U.S. federal income tax purposes are characterized as partnerships.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria.

In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. Management believes the ultimate disposition of these matters will be immaterial individually and in the aggregate to Navios Partners’ financial position, results of operations or liquidity.

In November 2017, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract, from an unrelated third party, the Navios Libra, a newbuilding Panamax vessel of 82,011 dwt, delivered on July 24, 2019. Navios Partners agreed to pay in total $5,540, representing a deposit for the option to acquire the vessel after the end of the fourth year, of which the first half of $2,770 was paid during the year ended December 31, 2017 and the second half of $2,770 was paid during the year ended December 31, 2018. As of September 30, 2022, the total amount of $6,434, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On October 18, 2019, Navios Partners agreed to bareboat charter-in, under a ten-year bareboat contract each, from an unrelated third party, the Navios Amitie and the Navios Star, two newbuilding Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The vessels were delivered in Navios Partner’s fleet on May 28, 2021 and June 10, 2021, respectively. Navios Partners has the option to acquire the vessels after the end of the fourth year for the remaining period of the bareboat charters. Navios Partners had agreed to pay in total $12,328, representing a deposit for the option to acquire the vessels after the end of the fourth year, of which $1,434 was paid during the year ended December 31, 2019, $10,034 was paid during the year ended December 31, 2020, and the remaining amount of $860 was paid upon the delivery of the vessels. As of September 30, 2022, the total amount of $13,612, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On January 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract each, from an unrelated third party, three newbuilding Capesize vessels of approximately 180,000 dwt each. Navios Partners has the options to acquire the vessels after the end of year four for the remaining period of the bareboat charters. Navios Partners agreed to pay in total $10,500, representing a deposit for the options to acquire the vessels after the end of the fourth year, of which $5,250 was paid in August 2021 and the remaining amount of $5,250 will be paid upon the delivery of the vessels. On September 21, 2022, Navios Partners took delivery of the Navios Armonia. The remaining vessels are expected to be delivered into Navios Partners’ fleet during the fourth quarter of 2022 and first half of 2023. As of September 30, 2022, the total amount of $3,840, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On March 25, 2021, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3,500, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $1,750 was paid in August 2021 and the remaining amount of $1,750 will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023. As of September 30, 2022, the total amount of $1,849, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

On July 2, 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and first half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On August 13, 2021, the first installment of each vessel of $6,160, or $24,640 accumulated for the four vessels, was paid. In May 2022, the aggregate amount of $12,320 in relation to the second instalment for two vessels, was paid. As of September 30, 2022, the total amount of $36,960 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

On October 1, 2021, Navios Partners exercised its option to acquire two 5,300 TEU newbuilding containerships, from an unrelated third party, for a purchase price of $61,600 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $18,480 in three installments for each vessel and the remaining amount of $43,120 for each vessel plus extras will be paid upon delivery of the vessel. On November 15, 2021, the first installment of each vessel of $6,160, or $12,320 accumulated for the two vessels, was paid. As of September 30, 2022, the total amount of $12,320 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In November 2021, Navios Partners agreed to purchase four 5,300 TEU newbuilding containerships (two plus two optional), from an unrelated third party, for a purchase price of $62,825 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2023 and in 2024. Navios Partners agreed to pay in total $25,130 in four installments for each vessel and the remaining amount of $37,695 plus extras for each vessel will be paid upon delivery of the vessel. In the first quarter of 2022, the aggregate amount of $12,565 in relation to the first installment for two vessels, was paid. In the second quarter of 2022, the aggregate amount of $18,848 in relation to the first installment for two vessels and the second installment of one vessel, was paid. In the third quarter of 2022, the amount of $6,282 in relation to the second installment of one vessel, was paid. As of September 30, 2022, the total amount of $37,695 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

Pursuant to a novation agreement dated January 28, 2022, the Company agreed to novate the shipbuilding contract and to simultaneously enter into a bareboat charter agreement to bareboat charter-in a newbuilding Panamax vessel, under a ten-year bareboat contract, from an unrelated third party. The vessel has approximately 81,000 dwt and is expected to be delivered in Navios Partners’ fleet during the first half of 2023. Navios Partners agreed to pay in total $6,860, of which $3,430 was paid in July 2021 and the remaining amount of $3,430 was paid in April 2022. In January 2022, Navios Partners declared its option to purchase the vessel. The Company-lessee has performed an assessment based on provisions of ASC 842 and concluded that it controls the underlying asset that is under construction before the commencement date of the lease. Consequently, as of September 30, 2022, the Company has capitalized the installments paid by the owner-lessor to the yard, amounted to $3,430 and recognized an equal amounted liability presented under the caption “Other long-term liabilities” in the condensed Consolidated Balance Sheets. As of September 30, 2022, the total amount of $10,290 (including installments of $3,430 paid by the owner-lessor to the yard) is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In April 2022, Navios Partners agreed to purchase four 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $58,500 each (plus $4,158 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during 2024 and the first quarter of 2025. Navios Partners agreed to pay in total $23,400 in four installments for each vessel and the remaining amount of $35,100 plus extras for each vessel will be paid upon delivery of each vessel. In the third quarter of 2022, the first installment of each vessel of $6,266, or $25,063 accumulated for the four vessels, was paid. As of September 30, 2022, the total amount of $25,063 is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

In June 2022, Navios Partners agreed to purchase two newbuilding liquified natural gas (LNG) dual fuel 7,700 TEU containerships, from an unrelated third party, for a purchase price of $120,610 each. The vessels are expected to be delivered into Navios Partners’ fleet during the second half of 2024. Navios Partners agreed to pay in total $48,244 in four installments for each vessel and the remaining amount of $72,366 for each vessel will be paid upon delivery of the vessel.

In September, 2022, Navios Partners agreed to bareboat charter-in, under a 15-year bareboat contract, from an unrelated third party, one newbuilding Capesize vessel, of approximately 180,000 dwt. Navios Partners has the option to acquire the vessel after the end of year four for the remaining period of the bareboat charter. Navios Partners agreed to pay in total $3,500, representing a deposit for the option to acquire the vessel after the end of the fourth year of which $1,750 was paid in September 2022 and the remaining amount of $1,750 will be paid upon the delivery of the vessel. The vessel is expected to be delivered by the first half of 2023. As of September 30, 2022, the total amount of $1,754, including expenses, is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In September 2022, Navios Partners agreed to acquire one 2016-built Kamsarmax vessel of 84,852 dwt for a purchase price of $27,250. In the third quarter of 2022, the amount of $2,725 in relation to the first installment of the vessel, was paid and the remaining amount of $24,525 will be paid upon delivery of the vessel. The vessel is expected to be delivered in December 2022. As of September 30, 2022, the total amount of $2,725, is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners assumed the following commitments:

In September 2018, Navios Acquisition agreed to a 12-year bareboat charter-in agreement with de-escalating purchase options for the Baghdad and Erbil, two newbuilding Japanese VLCCs of 313,433 dwt and 313,486 dwt, respectively. On October 28, 2020, Navios Acquisition took delivery of the Baghdad. On February 17, 2021, Navios Acquisition took delivery of the Erbil. As of September 30, 2022, the total amount of $2,498 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In the first quarter of 2019, Navios Acquisition exercised its option to a 12-year bareboat charter-in agreement with de-escalating purchase options for the Nave Electron, a newbuilding Japanese VLCC of 313,239 dwt. On August 30, 2021, Navios Partners took delivery of the Nave Electron. As of September 30, 2022, the total amount of $1,981 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

In the second quarter of 2020, Navios Acquisition exercised its option for the Nave Celeste, a newbuilding Japanese VLCC of 313,418 dwt under a 12-year bareboat charter agreement with de-escalating purchase options. On July 5, 2022, Navios Partners took delivery of the Nave Celeste. As of September 30, 2022, the total amount of $1,591 is presented under the caption “Other long-term assets” in the condensed Consolidated Balance Sheets.

As of September 30, 2022, an amount of $8,846 related to initial direct costs is presented under the caption “Deposits for vessels acquisitions” in the condensed Consolidated Balance Sheets.

As of September 30, 2022, the Company’s future minimum lease commitments under the Company’s charter-in contracts for undelivered vessels, are as follows:

Period ending September 30,	Amount
2023	9,669
2024	17,531
2025	17,484
2026	17,484
2027	17,484
2028 and thereafter	182,794

Total	$262,446

NOTE 13 – TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Vessel operating expenses: In August 2019, Navios Partners extended the duration of its management agreement (“Management Agreement”) with the Manager until January 1, 2025, with an automatic renewal for an additional five years, unless earlier terminated by either party. Vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $4.35 daily rate per Ultra-Handymax Vessel; (b) $4.45 daily rate per Panamax Vessel; (c) $5.41 daily rate per Capesize Vessel; and (d) $6.90 daily rate per Containership of TEU 6,800. In December 2019, the Management Agreement was further amended to include from January 1, 2020, a $6.1 daily rate per Sub-Panamax/Panamax Containership.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Following the completion of the NMCI Merger, the fleet of Navios Containers is included in Navios Partners’ owned fleet and continued to be operated by the Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition). As per the terms of the Navios Containers’ management agreement with the Manager (the “NMCI Management Agreement”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6.22 daily rate per Containership of TEU 3,000 up to 4,999; (b) $7.78 daily rate per Containership of TEU 8,000 up to 9,999; and (c) $8.27 daily rate per Containership of TEU 10,000 up to 11,999.

Upon acquisition of the majority of outstanding stock of Navios Acquisition, the fleet of Navios Acquisition is included in Navios Partners’ owned fleet and continued to be operated by Tankers Manager (see Note 3 – Acquisition of Navios Containers and Navios Acquisition). As per the terms of Navios Acquisition’s management agreement with Tankers Manager (the “NNA Management Agreement” and together with the Management Agreement and the NMCI Management Agreement, the “Management Agreements”), vessel operating expenses were fixed for two years commencing from January 1, 2020 at: (a) $6.83 per day per MR2 and MR1 product tanker and chemical tanker vessel; (b) $7.23 per day per LR1 product tanker vessel; and (c) $9.65 per day per VLCC.

The Management Agreements also provide for a technical and commercial management fee of $0.05 per day per vessel, an annual increase of 3% after January 1, 2022 for the remaining period unless agreed otherwise.

Following completion of the Mergers, the Managers provided commercial and technical management services to Navios Partners’ vessels until December 31, 2021 for a daily fee of: (a) $4.35 per Ultra-Handymax Vessel; (b) $4.45 per Panamax Vessel; (c) $5.41 per Capesize Vessel; (d) $6.1 per Containership of TEU 1,300 up to 3,400; (e) $6.22 per Containership of TEU 3,450 up to 4,999; (f) $6.9 per Containership of TEU 6,800; (g) $7.78 per Containership of TEU 8,000 up to 9,999; (h) $8.27 per Containership of TEU 10,000 up to 11,999; (i) $6.83 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.23 per LR1 product tanker vessel; and (k) $9.65 per VLCC. Commencing from January 1, 2022 vessel operating expenses are fixed for one year for a daily fee of: (a) $4.48 per Ultra-Handymax Vessel; (b) $4.58 per Panamax Vessel; (c) $5.57 per Capesize Vessel; (d) $6.28 per Containership of TEU 1,300 up to 3,400; (e) $6.40 per Containership of TEU 3,450 up to 4,999; (f) $7.11 per Containership of TEU 6,800; (g) $8.01 per Containership of TEU 8,000 up to 9,999; (h) $8.52 per Containership of TEU 10,000 up to 11,999; (i) $7.03 per MR2 and MR1 product tanker and chemical tanker vessel; (j) $7.44 per LR1 product tanker vessel; and (k) $9.94 per VLCC.

Pursuant to the acquisition of the 36-vessel drybulk fleet, which includes time charter-in vessels, Navios Partners and the Manager, on July 25, 2022, amended the Management Agreement to include a technical and commercial management fee of $0.025 per time charter-in vessel per day.

The Management Agreements also provide for payment of a termination fee, equal to the fees charged for the full calendar year (for Navios Partners, Navios Containers and Navios Acquisition) preceding the termination date in the event the agreements are terminated on or before December 31, 2024.

Drydocking expenses are reimbursed at cost for all vessels.

During the nine month periods ended September 30, 2022 certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company’s Management Agreement, amounted to $12,157, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows. During the nine month periods ended September 30, 2021 certain extraordinary fees and costs related to vessels’ regulatory requirements, including ballast water treatment system installation and exhaust gas cleaning system installation under Company’s Management Agreement, amounted to $8,127, and are presented under the caption “Acquisition of/ additions to vessels, net of cash acquired” in the condensed Consolidated Statements of Cash Flows.

During the three and nine month periods ended September 30, 2022, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $3,395 and $8,692, respectively, and are presented under the caption of “Direct vessel expenses” in the condensed Consolidated Statements of Operations. During each of the three and nine month periods ended September 30, 2021, certain extraordinary fees and costs related to COVID-19 measures, including crew related expenses, amounted to $3,468 are presented under the caption of “Direct vessel expenses” in the condensed Consolidated Statements of Operations. During each of the three and nine month periods ended September 30, 2021, certain extraordinary fees and costs related to COVID-19 measures for prior periods, including crew related expenses, amounted to $2,034 are presented under the caption of “Other expense, net” in the condensed Consolidated Statements of Operations.

Total vessel operating expenses for the three and nine month periods ended September 30, 2022 amounted to $78,928 and $226,089, respectively. Total vessel operating expenses for the three and nine month periods ended September 30, 2021 amounted to $53,952 and $118,685, respectively.

General and administrative expenses: Pursuant to the administrative services agreement (the “Administrative Services Agreement”), the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Under the Administrative Services Agreement, which provide for allocable general and administrative costs, the Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In August 2019, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager until January 1, 2025, to be automatically renewed for another five years. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date in the event the Administrative Services Agreement is terminated on or before December 31, 2024.

Total general and administrative expenses charged by the Manager for the three and nine month periods ended September 30, 2022 amounted to $11,766 and $32,289, respectively. Total general and administrative expenses charged by the Manager for the three and nine month periods ended September 30, 2021 amounted to $7,605 and $17,403, respectively.

Balance due from/ (to) related parties: Balance due from related parties, long term as of September 30, 2022 and December 31, 2021 amounted to $42,083 and $35,245, respectively. Balance due to related parties, short-term as of September 30, 2022 and December 31, 2021 amounted to $115,820 and $64,204, respectively, and mainly consisted of payables to the Managers. The balances mainly consisted of administrative fees, drydocking, extraordinary fees and costs related to regulatory requirements including ballast water treatment system, other expenses, as well as fixed vessel operating expenses, in accordance with the Management Agreements.

General partner: Olympos Maritime Ltd., an entity affiliated to our Chairwoman and Chief Executive Officer, Angeliki Frangou, is the holder of Navios Partners’ general partner interest.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Acquisition of vessels:

2022

On July 26, 2022, the Company entered into a share purchase agreement to acquire a 36-vessel drybulk fleet for a purchase price of $835,000 including the assumption of bank liabilities, bareboat obligations and finance leasing obligations, subject to debt and working capital adjustments, from Navios Holdings. On July 29, 2022, 15 of the 36 vessels were delivered to Navios Partners. On September 8, 2022, the remaining 21 vessels were delivered to Navios Partners.

2021

On July 9, 2021, Navios Partners acquired the Navios Azimuth, a 2011-built Capesize vessel of 179,169 dwt, from its affiliate, Navios Holdings, for an acquisition cost of $30,003 (including $3 capitalized expenses).

On June 30, 2021, Navios Partners acquired the Navios Ray, a 2012-built Capesize vessel of 179,515 dwt and the Navios Bonavis, a 2009-built Capesize vessel of 180,022 dwt, from its affiliate, Navios Holdings, for an aggregate purchase price of $58,000.

On June 4, 2021, Navios Partners acquired the Navios Koyo, a 2011-built Capesize vessel of 181,415 dwt, from its affiliate, Navios Holdings, for a purchase price of $28,567 (including $67 capitalized expenses).

On May 10, 2021, Navios Partners acquired the Ete N, a 2012-built Containership of 2,782 TEU, the Fleur N, a 2012-built Containership of 2,782 TEU and the Spectrum N, a 2009-built Containership of 2,546 TEU from Navios Acquisition, for an aggregate purchase price of $55,500.

Following the completion of the NMCI Merger on March 31, 2021, the 29-vessel fleet of Navios Containers was included in Navios Partners’ owned fleet.

On March 30, 2021, Navios Partners acquired the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, and the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, from Navios Holdings, for an acquisition cost of $39,320 (including $70 capitalized expenses), including working capital balances of $(5,766).

Navios Acquisition Credit Facility: On August 24, 2021, Navios Partners and Navios Acquisition entered into a loan agreement under which Navios Partners agreed to make available to Navios Acquisition a working capital facility of up to $45,000. The full amount of the facility was drawn. The facility bore interest at the rate of 11.50% per annum. The full amounts borrowed, including accrued interest, were repaid in August 2022. As of December 31, 2021, the outstanding balance of $45,000 was eliminated upon consolidation.

Loan payable to affiliated company: On March 19, 2021, Navios Acquisition entered into a secured loan agreement with a subsidiary of N Shipmanagement Acquisition Corp. (“NSM”), an entity affiliated with Navios Acquisition’s Chairwoman and Chief Executive Officer, for a loan of up to $100,000 to be used for general corporate purposes (the “NSM Loan Agreement”). The loan would be repayable in two years and bore interest at a rate of 11% per annum, payable quarterly.

In August 2021, Navios Acquisition entered into a supplemental agreement (the “Supplemental Loan Agreement”) to amend the NSM Loan Agreement. The Supplemental Loan Agreement provided for: (i) the issuance of 8,823,529 newly-issued shares of common stock of Navios Acquisition in settlement of $30,000 of the outstanding balance of the NSM Loan Agreement and (ii) the repayment of $35,000 of the outstanding balance of the NSM Loan Agreement in cash as of the date of the Supplemental Loan Agreement and the repayment in cash on January 7, 2022 of the remainder of the outstanding balance of the NSM Loan Agreement, of approximately $33,112.

On December 23, 2021, the outstanding amount of $33,112 was repaid. As of September 30, 2022, there was no outstanding balance of the NSM Loan Agreement. Upon completion of the NNA Merger, the newly-issued shares of common stock of Navios Acquisition were converted into common units of Navios Partners on the same terms applicable to other outstanding shares of common stock of Navios Acquisition.

NOTE 14 – CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The amount of distributions paid by Navios Partners and the decision to make any distribution is determined by the Company’s board of directors and will depend on, among other things, Navios Partners’ cash requirements as measured by market opportunities and restrictions under its credit agreements and other debt obligations and such other factors as the Board of Directors may deem advisable. There is no guarantee that the Company will pay the quarterly distribution on the common units in any quarter. The Company is prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under its existing credit facilities.

There are incentive distribution rights held by Navios GP L.L.C., which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common Unitholders	Incentive Distribution Right Holder	General Partner
Minimum Quarterly Distribution	up to $5.25	98%	—	2%
First Target Distribution	up to $6.0375	98%	—	2%
Second Target Distribution	above $ 6.0375 up to $6.5625	85%	13%	2%
Third Target Distribution	above $6.5625 up to $7.875	75%	23%	2%
Thereafter	above $7.875	50%	48%	2%

The first 98% of the quarterly distribution is paid to all common unitholders. The incentive distributions rights (held by Navios GP L.L.C.) apply only after a minimum quarterly distribution of $6.0375 per unit.

In January 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2020 of $0.05 per unit. The distribution was paid on February 12, 2021 to all unitholders of common units and general partner units of record as of February 9, 2021. The aggregate amount of the declared distribution was $579.

In April 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2021 of $0.05 per unit. The distribution was paid on May 14, 2021 to all unitholders of common units and general partner units of record as of May 11, 2021. The aggregate amount of the declared distribution was $1,127.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In July 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2021 of $0.05 per unit. The distribution was paid on August 12, 2021 to all unitholders of common units and general partner units of record as of August 9, 2021. The aggregate amount of the declared distribution was $1,368.

In October 2021, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2021 of $0.05 per unit. The distribution was paid on November 12, 2021 to all unitholders of common units and general partner units of record as of November 8, 2021. The aggregate amount of the declared distribution was $1,541.

In January 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2021 of $0.05 per unit. The distribution was paid on February 11, 2022 to all unitholders of common units and general partner units of record as of February 9, 2022. The aggregate amount of the declared distribution was $1,541.

In April 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2022 of $0.05 per unit. The distribution was paid on May 12, 2022 to all unitholders of common units and general partner units of record as of May 9, 2022. The aggregate amount of the declared distribution was $1,541.

In July 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2022 of $0.05 per unit. The distribution was paid on August 12, 2022 to all unitholders of common units and general partner units of record as of August 9, 2022. The aggregate amount of the declared distribution was $1,541.

In October 2022, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2022 of $0.05 per unit. The distribution was paid on November 10, 2022 to all unitholders of common units and general partner units of record as of November 8, 2022. The aggregate amount of the declared distribution was $1,541.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement, net of the unallocated earnings (or losses). Basic earnings per common unit is determined by dividing net income by the weighted average number of common units outstanding during the period. Diluted earnings per unit is calculated in the same manner as basic earnings per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. Net loss per unit undistributed is determined by taking the distributions in excess of net income and allocating between common units and general partner units on a 98%-2% basis. There were no options or phantom units outstanding during each of the nine month periods ended September 30, 2022 and 2021.

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net income attributable to Navios Partners’ unitholders	$257,164	$162,054	$460,989	$398,646
Income attributable to:
Common unitholders	$252,021	$158,813	$451,770	$390,673
Weighted average units outstanding basic
Common unitholders	30,154,171	26,622,612	30,154,171	20,270,251
Earnings per unit basic:
Common unitholders	$8.36	$5.97	$14.98	$19.27
Weighted average units outstanding diluted
Common unitholders	30,184,388	26,708,962	30,184,388	20,356,601
Earnings per unit diluted:
Common unitholders	$8.35	$5.95	$14.97	$19.19
Earnings per unit distributed basic:
Common unit holders	$0.05	$0.05	$0.15	$0.15
Earnings per unit distributed diluted:
Common unitholders	$0.05	$0.05	$0.15	$0.15

Potential common units of 30,217 and 86,350 for the nine month periods ended September 30, 2022 and 2021, respectively, are included in the calculation of earnings per unit diluted.

NOTE 15 – LEASES

Time charter out contracts and pooling arrangements

The Company’s contract revenues from time chartering, bareboat chartering and pooling arrangements are governed by ASC 842.

Operating Leases

On July 24, 2019, Navios Partners took delivery of the Navios Libra, a 2019-built Panamax vessel of 82,011 dwt, for a ten-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

On May 28, 2021 and June 10, 2021, Navios Partners took delivery of the Navios Amitie and the Navios Star, two 2021-built Panamax vessels of 82,002 dwt and 81,994 dwt, respectively. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

Upon acquisition of the majority of outstanding stock of Navios Acquisition, Navios Partners took delivery of two 12-year bareboat charter-in vessels, with de-escalating purchase options, the Baghdad, a 2020-built Japanese VLCC of 313,433 dwt and the Erbil, a 2021-built Japanese VLCC of 313,486 dwt. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

On August 30, 2021, Navios Partners took delivery of the Nave Electron, a 2021-built VLCC vessel of 313,329 dwt. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. The Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

On July 5, 2022, Navios Partners took delivery of the Nave Celeste, a 2022-built VLCC vessel of 313,418 dwt, for a 12-year bareboat charter-in agreement. The bareboat charter-in provides for purchase options with de-escalating purchase prices starting on the end of the fourth year. The Company has performed an assessment considering the lease classification criteria under ASC 842 and concluded that the arrangement is an operating lease. Consequently, the Company has recognized an operating lease liability based on the net present value of the remaining charter-in payments and an operating lease right-of-use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight-line liability.

Following the acquisition of 36-vessel drybulk fleet from Navios Holdings, Navios Partners recognized the following operating leases:

On July 29, 2022, Navios Partners took delivery of the Navios Horizon I, a 2019-built Panamax vessel of 81,692 dwt for a remaining one-year charter-in agreement, the Navios Gemini, a 2018-built Panamax vessel of 81,704 dwt for a remaining one-year charter-in agreement, the Navios Venus, a 2015-built Handymax vessel of 61,339 dwt for a remaining two-year charter-in, and the Navios Lyra, a 2012-built Handysize vessel of 34,718 dwt, for a remaining one-year charter-in agreement, all with de-escalating purchase options. The Company has performed assessments considering the lease classification criteria under ASC 842 and concluded that the arrangements are operating leases. Consequently, the Company has recognized for each vessel an operating lease liability based on the net present value of the remaining charter-in payments and a right-of-use asset at an amount equal to the operating liability, increased with the allocated excess value, adjusted for (i) the carrying amount of the straight-line effect of the liability (if any) and (ii) the favorable and unfavorable lease terms derived from the charter-in agreements.

Based on management estimates and market conditions, the lease term of the leases is being assessed at each balance sheet date. At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applies the respective incremental borrowing rate based on the remaining lease term of the specific lease. Navios Partners’ incremental borrowing rates were approximately 7% for the Navios Libra and the Nave Celeste, 5% for the Navios Amitie and the Navios Star, 6% for the Baghdad, the Erbil, the Navios Horizon I, the Navios Gemini, the Navios Venus and the Navios Lyra, and 4% for the Nave Electron.

As of September 30, 2022 and December 31, 2021, the unamortized balance of the operating lease liability amounted $321,261 and $243,804, respectively, and is presented under the captions “Operating lease liabilities, current portion” and “Operating lease liabilities, net” in the condensed Consolidated Balance Sheets. Right-of-use assets amounted $335,809 and $244,337 as at September 30, 2022 and December 31, 2021, respectively, and are presented under the caption “Operating lease assets” in the condensed Consolidated Balance Sheets.

The Company recognizes the lease payments for its operating leases as charter hire expenses on a straight-line basis over the lease term. Lease expense incurred and paid for the three and nine month periods ended September 30, 2022 amounted to $16,815, and $32,134, respectively. Lease expense incurred and paid for the three and nine month periods ended September 30, 2021 amounted to $3,616 and $4,970, respectively. Lease expense is presented under the caption “Time charter and voyage expenses” in the condensed Consolidated Statements of Operations.

For the three and nine month periods ended September 30, 2022, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $25,636 and $59,935, respectively. For the three and nine month periods ended September 30, 2021, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $12,865 and $17,754, respectively. Sublease income is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations.

As of September 30, 2022, the weighted average useful life of the remaining operating lease terms was 9.7 years.

The table below provides the total amount of lease payments on an undiscounted basis on the Company’s chartered-in contracts as of September 30, 2022:

Period ending September 30,	Amount
2023	$57,779
2024	47,315
2025	39,427
2026	38,339
2027 and thereafter	233,460

Total	$416,320
Operating lease liabilities, including current portion	$321,261
Discount based on incremental borrowing rate	$95,059

Finance Leases

For a detailed description of the finance lease liabilities and right-of-use assets for vessels under finance leases, refer to Note 7 – Borrowings, and Note 5 – Vessels, net, respectively.

For each of the three and nine month periods ended September 30, 2022, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $18,047. For each of the three and nine month periods ended September 30, 2021, the sublease income (net of commissions, if any) for vessels where the Company is a lessee amounted to $0. Sublease income is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations.

As of September 30, 2022, the weighted average useful life of the remaining finance lease terms was 5.6 years.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

The table below provides the total amount of lease payments on an undiscounted basis under the Company’s finance leases as of September 30, 2022:

Period ending September 30,	Amount
2023	$80,772
2024	74,130
2025	108,694
2026	19,167
2027 and thereafter	172,394

Total	$455,157

Finance lease liabilities, including current portion (see Note 7 – Borrowings)	$356,507
Discount based on incremental borrowing rate	$98,650

Bareboat charter-out contract

Subsequently to the charter-in agreement, the Company entered into bareboat charter-out agreements for a firm charter period of 10-years for the Baghdad and the Erbil and an extra optional period of five years, for both vessels, and for a firm period of up to two-years for the Nave Celeste. The Company performed also an assessment of the lease classification under the ASC 842 and concluded that the arrangements are operating leases.

The Company recognizes in relation to the operating leases for the charter-out agreements the charter-out hire income in the condensed Consolidated Statements of Operations on a straight-line basis. For the three and nine month periods ended September 30, 2022, the charter hire income (net of commissions, if any) amounted to $7,833 and $18,265, respectively, and it is presented under the caption “Time charter and voyage revenues” in the condensed Consolidated Statements of Operations.

NOTE 16 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	September 30, 2022	December 31, 2021
Prepaid voyage costs	$12,366	$2,829
Inventories	34,264	21,072
Claims receivable	11,434	5,568
Other	7,433	3,651

Total prepaid expenses and other current assets	$65,497	$33,120

Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts.

NOTE 17 – SUBSEQUENT EVENTS

On December 1, 2022, Navios Partners agreed to sell the Star N, a 2009-built tanker vessel of 37,836 dwt, to an unrelated third party, for a sales price of $18,100. The sale is expected to be completed in the first quarter of 2023.

In November 2022, Navios Partners entered into a $24,000 sale and leaseback transaction, with an unrelated third party, in order to finance the acquisition of a Kamsarmax vessel. The sale and leaseback transaction matures ten years after the drawdown date and bears interest at LIBOR plus 200 bps per annum.

In November 2022, Navios Partners agreed to acquire two 115,000 dwt Aframax/LR2 newbuilding vessels for a purchase price of $60,500 each (plus $4,158 in additional features). The vessels are expected to be delivered into Navios Partners’ fleet during the first half of 2025. The closing of the transaction is subject to completion of customary documentation, including the issuance of refund guarantees.

On November 30, 2022, Navios Partners agreed to sell the Nave Dorado, a 2005-built tanker vessel of 47,999 dwt, to an unrelated third party, for a sales price of $15,625. The sale is expected to be completed in the first quarter of 2023.

On November 24, 2022, Navios Partners agreed to sell the Perseus N, a 2009-built tanker vessel of 36,264 dwt, to an unrelated third party, for a sales price of $18,500. The sale is expected to be completed in the fourth quarter of 2022.

On November 17, 2022, Navios Partners took delivery of the Navios Azalea, a 2022-built Capesize vessel of 182,064 dwt.

On October 25, 2022, Navios Partners agreed to sell the Navios Alegria, a 2004-built Panamax vessel of 76,466 dwt, to an unrelated third party, for a sales price of $11,000. The sale was completed on November 14, 2022.

On October 11, 2022, Navios Partners agreed to sell the Navios Symmetry, a 2006-built Panamax vessel of 74,381 dwt, to an unrelated third party, for a sales price of $11,700. The sale was completed on October 25, 2022.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. Dollars except unit and per unit data)

In October 2022, Navios Partners completed a $100,000 sale and leaseback transaction, with an unrelated third party, in order to refinance the existing indebtedness of 12 Containerships. The sale and leaseback transaction matures in the first quarter of 2026 and bears interest at SOFR plus 210 bps per annum.

On December 5, 2022, Navios Partners agreed to sell the Nave Cosmos, a 2010-built tanker vessel of 25,130 dwt, to an unrelated third party, for a sales price of $13,600. The sale is expected to be completed in the first quarter of 2023.

On December 5, 2022, Navios Partners agreed to sell the Nave Polaris, a 2011-built tanker vessel of 25,145 dwt, to an unrelated third party, for a sales price of $14,650. The sale is expected to be completed in the first quarter of 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: December 7, 2022